Filed Pursuant to Rule 424(b)(3)

Registration No. 333-119469

PROSPECTUS

Health Care Property Investors, Inc.

2,129,078 Shares

Common Stock

This prospectus relates to the possible issuance of up to 2,129,078 shares of common stock of Health Care Property Investors, Inc., a Maryland corporation, from time to time, to the holders of non-managing member units in HCPI/Tennessee, LLC and the possible resale of shares of our common stock by these holders.

We will not receive any proceeds from the issuance of the shares of our common stock to the selling holders, except that we will acquire membership units of HCPI/Tennessee, LLC currently held by the selling holders tendered in exchange for shares of our common stock.

Our shares of common stock are traded on the New York Stock Exchange under the symbol “HCP”. On October 15, 2004, the last reported sales price of our common stock on the New York Stock Exchange was $27.50 per share.

You should consider the risks discussed in “ Risk Factors” beginning on page 1 of this prospectus before you invest in our common stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is October 20, 2004

Health Care Property Investors, Inc.

3760 Kilroy Airport Way, Suite 300

Long Beach, California 90806

(562) 733-5100

All references in this prospectus to “HCP” “we,” “us” or “our” mean Health Care Property Investors, Inc., its majority-owned subsidiaries and other entities controlled by Health Care Property Investors, Inc. except where it is clear from the context that the term means only the issuer, Health Care Property Investors, Inc.

RISK FACTORS

Below are the risks that we believe are material to investors who purchase or own our common stock. In addition to other information contained or incorporated by reference in this prospectus, you should carefully consider the following factors before acquiring the common stock offered by this prospectus.

If our tenants and mortgagors are unable to operate our properties in a manner sufficient to generate income, they may be unable to make rent and loan payments to us.

The health care industry is highly competitive and we expect that it may become more competitive in the future. Our tenants and mortgagors are subject to competition from other health care providers that provide similar health care services, which competition has been intensified due to overbuilding in some segments in which we operate causing a slow-down in the fill-rate of newly constructed buildings and a reduction in the monthly rate many newly built and previously existing facilities were able to obtain for their services. The profitability of health care facilities depends upon several factors, including the number of physicians using the health care facilities or referring patients there, competitive systems of health care delivery and the size and composition of the population in the surrounding area. Private, federal and state payment programs and the effect of other laws and regulations may also have a significant influence on the revenues and income of the properties. If our tenants and mortgagors are not competitive with other health care providers and are unable to generate income, they may be unable to make rent and loan payments to us.

Decline in the assisted living sector may have significant adverse consequences to us.

The assisted living industry has been challenged by overbuilding, slow fill-up rates, rising insurance costs and higher operating costs associated with increased acuity of residents. These challenges have had, and are expected to continue to have, an adverse effect on our assisted living facilities and facility operators.

Decline in the long-term care sector may have significant adverse consequences to us.

Certain of our long-term care operators and facilities continue to experience operating problems in part due to a national nursing shortage, increased liability insurance costs, and low levels of Medicaid reimbursement in certain states. Due to economic challenges facing many states, nursing homes will likely continue to be under-funded. Some states have proposed to reduce Medicaid reimbursement to nursing home providers. These challenges have had, and are expected to continue to have, an adverse effect on our long-term care facilities and facility operators.

If we are unable to purchase suitable health care facilities at a favorable cost, we will be unable to continue to grow.

The acquisition and financing of health care facilities at favorable costs is highly competitive. If we cannot identify and purchase a sufficient quantity of health care facilities at favorable prices, or if we are unable to finance such acquisitions on commercially favorable terms, our business will suffer.

Unforeseen costs associated with the acquisition of new properties could reduce our profitability.

Our business strategy contemplates future acquisitions. The acquisitions we make may not prove to be successful. We might encounter unanticipated difficulties and expenditures relating to any acquired properties, including contingent liabilities. We might never realize the anticipated benefits of an acquisition, which could adversely affect our profitability.

The bankruptcy, insolvency or financial deterioration of our facility operators could significantly delay our ability to collect unpaid rents or require us to find new operators.

Our financial position and our ability to make distributions to our stockholders may be adversely affected by financial difficulties experienced by any of our major operators, including bankruptcy, insolvency or a general downturn in the business, or in the event any of our major operators do not renew or extend their relationship with us as their lease terms expire.

We are exposed to the risk that our operators may not be able to meet their obligations, which may result in their bankruptcy or insolvency. Although our leases and loans provide us the right to terminate an investment, evict an operator, demand immediate repayment and other remedies, the bankruptcy laws afford certain rights to a party that has filed for bankruptcy or reorganization. An operator in bankruptcy may be able to restrict our ability to collect unpaid rents or interest during the bankruptcy proceeding.

Tenet Healthcare Corporation accounts for a significant percentage of our revenues less operating expenses and is currently experiencing significant legal, financial and regulatory difficulties.

During the six months ended June 30, 2004, Tenet Healthcare Corporation accounted for approximately 14% of our revenues less operating expenses. According to public disclosures, Tenet is experiencing significant legal, financial and regulatory difficulties. We cannot predict with certainty the impact, if any, of the outcome of these uncertainties on our consolidated financial statements. The failure or inability of Tenet to pay its obligations could materially reduce our revenues, net income and cash flows and could have a material adverse effect on the value of our common stock.

Loss of our tax status as a REIT would have significant adverse consequences to us.

We currently operate and have operated commencing with our taxable year ended December 31, 1985 in a manner that is intended to allow us to qualify as a REIT for federal income tax purposes under the Internal Revenue Code, as amended.

Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. For example, in order to qualify as a REIT, at least 95% of our gross income in any year must be derived from qualifying sources, and we must satisfy a number of requirements regarding the composition of our assets. Also, we must make distributions to stockholders aggregating annually at least 90% of our REIT taxable income, excluding capital gains. In addition, new legislation, regulations, administrative interpretations or court decisions may adversely affect our investors or our ability to qualify as a REIT for tax purposes. Although we believe that we have been organized and have operated in such manner, we can give no assurance that we have qualified or will continue to qualify as a REIT for tax purposes.

If we lose our REIT status, we will face serious tax consequences that will substantially reduce the funds available to make payments of principal and interest on the debt securities we issue and to make distributions to our stockholders. If we fail to qualify as a REIT:

•	we would not be allowed a deduction for distributions to stockholders in computing our taxable income and would be subject to federal income tax at regular corporate rates;

•	we also could be subject to the federal alternative minimum tax and possibly increased state and local taxes; and

•	unless we are entitled to relief under statutory provisions, we could not elect to be subject to tax as a REIT for four taxable years following the year during which we were disqualified.

In addition, if we fail to qualify as a REIT, all distributions to stockholders would be subject to tax as regular corporate dividends to the extent of our current and accumulated earnings and profits and we would not be required to make distributions to stockholders.

As a result of all these factors, our failure to qualify as a REIT also could impair our ability to expand our business and raise capital, and could adversely affect the value of our common stock.

Tax law changes may adversely affect our stock price.

The federal income tax laws governing REITs and other corporations or the administrative interpretations of those laws may be amended at any time. Any new laws or interpretations may take effect retroactively and could adversely affect our stock price. The maximum tax rate for non-corporate taxpayers for (1) capital gains, including “capital gain dividends,” has generally been reduced from 20% to 15% (although depending on the characteristics of the assets which produced these gains and on designations which we may make, certain capital gain dividends may be taxed at a 25% rate) and (2) “qualified dividend income” has generally been reduced from 38.6% to 15%. In general, dividends payable by REITs are not eligible for the reduced tax rate on corporate dividends, except to the extent that certain holding requirements have been met and the REIT’s dividends are attributable to dividends received from taxable corporations (such as its taxable REIT subsidiaries), to income that was subject to tax at the corporate/REIT level (for example, if it distributed taxable income that it retained and paid tax on in the prior taxable year) or to dividends properly designated by the REIT as “capital gain dividends”. Although these tax rate changes do not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable treatment of regular corporate dividends could cause investors who are individuals to consider stock of other corporations that pay dividends to be more attractive relative to stock of REITs, which may adversely effect our stock price and our ability to raise additional capital. The presently applicable provisions of the federal income tax laws relating to the 15% tax rate are currently scheduled to “sunset” or revert back to the provisions of prior law effective for taxable years beginning after

December 31, 2008, at which time the capital gains tax rate will be increased to 20% and the rate applicable to dividends will be increased to the tax rate then applicable to ordinary income.

Our operators are faced with increased litigation and rising insurance costs that may affect their ability to pay their lease or mortgage payments.

In some states, advocacy groups have been created to monitor the quality of care at health care facilities, and these groups have brought litigation against operators. Also, in several instances, private litigation by patients has succeeded in winning very large damage awards for alleged abuses. The effect of this litigation and potential litigation has been to materially increase the costs of monitoring and reporting quality of care compliance incurred by our tenants. In addition, the cost of liability and medical malpractice insurance has increased and may continue to increase so long as the present litigation environment affecting the operations of health care facilities continues. Continued cost increases could cause our tenants to be unable to pay their lease or mortgage payments, potentially decreasing our revenue and increasing our collection and litigation costs. Moreover, to the extent we are required to take back the affected facilities, our revenue from those facilities could be reduced or eliminated for an extended period of time.

We rely on external sources of capital to fund future capital needs, and if our access to such capital is difficult or on commercially unreasonable terms, we may not be able to meet maturing commitments or make future investments necessary to grow our business.

In order to qualify as a REIT under the Internal Revenue Code, we are required, among other things, each year to distribute to our stockholders at least 90% of our REIT taxable income, and we will be subject to tax to the extent we distribute to our stockholders, each year, less than 100% of our REIT taxable income. Because of these distribution requirements, we may not be able to fund all future capital needs, including capital needs in connection with acquisitions, from cash retained from operations. As a result, we rely on external sources of capital. If we are unable to obtain needed capital at all or only on unfavorable terms from these sources, we might not be able to make the investments needed to grow our business, or to meet our obligations and commitments as they mature, which could negatively affect the ratings of our debt and even, in extreme circumstances, affect our ability to continue operations. Our access to capital depends upon a number of factors over which we have little or no control, including general market conditions and the market’s perception of our growth potential and our current and potential future earnings and cash distributions and the market price of the shares of our capital stock.

Since real estate investments are illiquid, we may not be able to sell properties when we desire.

Real estate investments generally cannot be sold quickly. We may not be able to vary our portfolio promptly in response to vacancies or economic conditions. This inability to respond to changes in the performance of our investments could adversely affect our ability to service debt and make distributions to our stockholders. In addition, there are limitations under the federal income tax laws applicable to REITs that may limit our ability to recognize the full economic benefit from a sale of our assets.

Transfers of health care facilities generally require regulatory approvals and alternative uses of health care facilities are limited.

Because transfers of health care facilities may be subject to regulatory approvals not required for transfers of other types of commercial operations and other types of real estate, there may be delays in transferring operations of our facilities to successor tenants or we may be prohibited from transferring operations to a successor tenant. In addition, substantially all of our properties are health care facilities that may not be easily adapted to non-health care related uses. If we are unable to transfer properties at times opportune to us, our revenue and operations may suffer.

Some potential losses may not be covered by insurance.

We generally require our tenants and mortgagors to secure and maintain comprehensive liability and property insurance that covers us, as well as the tenants or mortgagors, on all of our properties. Some types of losses, however, either may be uninsurable or too expensive to insure against. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property. In such an event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. We cannot assure you that material losses in excess of insurance proceeds will not occur in the future.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that we have filed at the SEC’s public reference rooms. You may read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov. You may inspect information that we file with The New York Stock Exchange at the offices of The New York Stock Exchange at 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring to the other information we have filed with the SEC. The information that we incorporate by reference is considered a part of this prospectus and information that we file later with the SEC will automatically update and supersede the information contained in this prospectus. We incorporate by reference the following documents we filed with the SEC pursuant to Section 13 of the Securities Exchange Act of 1934, as amended:

•	our Current Reports on Form 8-K filed on January 27, 2004, January 29, 2004, March 16, 2004 and August 27, 2004;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004;

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

•	our Proxy Statement filed on April 2, 2004; and

•	the description of our common stock contained in our registration statement on Form 10 dated May 7, 1985 (File No. 1-8895), including the amendments dated May 20, 1985 and May 23, 1985, and any other amendment or report filed for the purpose of updating such description, including the description of amendments to our charter contained in our Quarterly Reports on Form 10-Q for the quarters ended June 30, 2001 and June 30, 2004.

We are also incorporating by reference additional documents that we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before we stop offering the securities described in this prospectus. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

If you are a stockholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through us or the SEC. Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference the exhibit in this prospectus. Stockholders may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from the appropriate party at the following address:

Laura Catalino

Director—Investor Relations and Assistant Treasurer

Health Care Property Investors, Inc.

3760 Kilroy Airport Way, Suite 300

Long Beach, California 90806

(562) 733-5100

CAUTIONARY LANGUAGE REGARDING FORWARD LOOKING STATEMENTS

Statements in this prospectus and the information incorporated by reference in this prospectus or any prospectus supplement that are not historical factual statements are “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward looking statements to be covered by the safe harbor provisions for forward looking statements contained in the Private Securities Litigation Reform Act of 1995 and are including this section for purposes of complying with these safe harbor provisions. The statements include, among other things, statements regarding the intent, belief or expectations of us and our officers and can be identified by the use of terminology such as “may,” “will,” “expect,” “believe,” “intend,” “plan,” “estimate,” “should” and other comparable terms or the negative thereof. In addition, we, through our senior management, from time to time make forward looking oral and written public statements concerning our expected future operations and other developments. You are cautioned that, while forward looking statements reflect our good faith belief and best judgment based upon current information, they are not guarantees of future performance and are subject to known and unknown risks and uncertainties. Actual results may differ materially from the expectations contained in the forward looking statements as a result of various factors. In addition to the factors set forth in this prospectus and in our annual report on Form 10-K for the fiscal year ended December 31, 2003, you should consider the following:

•	Legislative, regulatory, or other changes in the health care industry at the local, state or federal level which increase the costs of or otherwise affect the operations of our lessees or mortgagors;

•	Changes in the reimbursement available to our lessees and mortgagors by governmental or private payors, including changes in Medicare and Medicaid payment levels and the availability and cost of third party insurance coverage;

•	Competition for tenants and mortgagors, including with respect to new leases and mortgages and the renewal or rollover of existing leases;

•	Availability of suitable health care facilities to acquire at a favorable cost of capital and the competition for such acquisition and financing of health care facilities;

•	The ability of our lessees and mortgagors to operate our properties in a manner sufficient to maintain or increase revenues and to generate sufficient income to make rent and loan payments;

•	The financial weakness of operators in the long-term care and assisted living sectors, including the bankruptcies of certain of our tenants, which results in uncertainties in our ability to continue to realize the full benefit of such operators’ leases;

•	Changes in national or regional economic conditions, including changes in interest rates and the availability and cost of capital;

•	The risk that we will not be able to sell or lease facilities that are currently vacant;

•	The potential costs of SB 1953 (seismic safety) compliance with respect to our hospital in Tarzana, California;

•	The financial, legal and regulatory difficulties of two of our significant operators, Tenet and HealthSouth Corporation; and

•	The potential impact of existing and future litigation matters.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward looking events discussed in this prospectus or discussed in or incorporated by reference in this prospectus may not occur.

THE COMPANY

We were organized in 1985 to qualify as a real estate investment trust, or a REIT. We invest directly or through joint ventures in health care related real estate located throughout the United States. We commenced business 19 years ago, making us the second oldest REIT specializing in health care real estate. Since 1986, the debt rating agencies have rated our debt investment grade. As of August 27, 2004, Moody’s Investors Service, Standard & Poor’s and Fitch rated our senior debt at Baa2, BBB+ and BBB+, respectively. The market value of our common stock was approximately $3.4 billion as of September 30, 2004.

As of June 30, 2004, our gross investment in our properties, including investments through joint ventures and mortgage loans, was approximately $3.3 billion. As of June 30, 2004, our portfolio of 538 properties in 43 states consisted of:

•	30 hospitals;

•	178 long-term care facilities;

•	121 assisted living and continuing care retirement communities;

•	185 medical office buildings; and

•	24 other health care facilities.

Our principal offices are located at 3760 Kilroy Airport Way, Suite 300, Long Beach, California 90806, and our telephone number is (562) 733-5100.

USE OF PROCEEDS

We are filing the registration statement of which this prospectus is a part pursuant to our contractual obligation to the holders named in the section entitled “Selling Holders”. We will acquire non-managing member interests in HCPI/Tennessee, LLC in exchange for any shares of common stock that we may issue to the selling holders pursuant to this prospectus. We will not receive any proceeds from the issuance of shares of common stock to the selling holders or the resale of the shares by the selling holders other than the non-managing member interests of HCPI/Tennessee, LLC. However, we will pay registration expenses which we estimate to be approximately $90,000.

DESCRIPTION OF CAPITAL STOCK

GENERAL

Our authorized capital stock consists of 750,000,000 shares of common stock, par value $1.00 per share, and 50,000,000 shares of preferred stock, par value $1.00 per share. All share numbers set forth in this prospectus have been adjusted as appropriate to reflect the 2-for-1 stock split we effected with respect to our common stock on March 2, 2004. The following description is qualified in all respects by reference to our charter and to our bylaws, as amended and restated, copies of which were filed as exhibits to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

DESCRIPTION OF COMMON STOCK

As of September 30, 2004, there were 133,004,221 shares of common stock outstanding. All shares of common stock participate equally in dividends payable to holders of common stock, when and as authorized by our board and declared by HCP, and in net assets available for distribution to holders of common stock on our liquidation, dissolution, or winding up. Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of HCP stockholders. Holders of our common stock do not have cumulative voting rights in the election of directors. Our charter contains restrictions on the ownership and transfer of our common stock. See “Transfer Restrictions, Redemption and Business Combination Provisions”.

All issued and outstanding shares of common stock are, and the common stock offered under this prospectus will be upon issuance, validly issued, fully paid and nonassessable. Holders of our common stock do not have preference, conversion, exchange or preemptive rights. Our common stock is listed on the New York Stock Exchange (NYSE Symbol: HCP).

The transfer agent and registrar of our common stock is The Bank of New York.

DESCRIPTION OF PREFERRED STOCK

Under our charter, our board is authorized without further stockholder action to establish and issue, from time to time, up to 50,000,000 shares of preferred stock of HCP, in one or more series, with such designations, preferences, powers and relative participating, optional or other special rights, and the qualifications, limitations or restrictions thereon, including, but not limited to, dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences as shall be stated in the resolution providing for the issue of a series of such stock, adopted, at any time or from time to time, by our board. As of September 30, 2004, HCP had outstanding 4,000,000 shares of 7.25% Series E Cumulative Redeemable Preferred Stock and 7,820,000 shares of 7.1% Series F Cumulative Redeemable Preferred Stock. The material terms of our series E preferred stock and series F preferred stock are described below.

Series E Preferred Stock

Voting Rights. Holders of the series E preferred stock generally do not have any voting rights, except in limited circumstances.

The consent of the holders of series E preferred stock is not required for the taking of any corporate action, including any merger or consolidation involving HCP or a sale of all or substantially all of the assets of HCP, regardless of the effect that such merger, consolidation or sale may have upon the rights, preferences or voting power of the holders of the series E preferred stock, except as expressly set forth in the provisions of our charter which relate to the series E preferred stock.

Rank. With respect to dividend rights and rights upon liquidation, dissolution or winding up of HCP, the series E preferred stock ranks:

•	senior to the common stock of HCP, and to all equity securities issued by HCP ranking junior to the series E preferred stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of HCP;

•	on a parity with the Series E preferred stock and all other equity securities issued by HCP the terms of which specifically provide that such equity securities rank on a parity with the series E preferred stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of HCP; and

•	junior to all equity securities issued by HCP the terms of which specifically provide that such equity securities rank senior to the series E preferred stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of HCP. See “—Voting Rights” above.

The term “equity securities” does not include convertible debt securities, which rank senior to the series E preferred stock prior to conversion.

Dividends. Holders of shares of the series E preferred stock are entitled to receive, when, as, and if declared by our board out of funds of HCP legally available for the payment of dividends, cumulative preferential annual cash dividends at the rate of 7.25% of the liquidation preference (equivalent to $1.8125 per annum per share).

Dividends on the series E preferred stock are cumulative from the date of original issue and are payable quarterly in arrears on or about the last day of each March, June, September and December or, if not a business day, the next succeeding business day.

No dividends may be declared by our board or paid or set apart for payment on the series E preferred stock if the terms of any agreement of HCP, including any agreement relating to its indebtedness, prohibits such a declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach of or default under such an agreement. Likewise, no dividends may be declared by our board or paid or set apart for payment if such declaration or payment is restricted or prohibited by law.

Dividends on the series E preferred stock accrue, however, whether or not HCP has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Accrued but unpaid dividends on the series E preferred stock do not bear interest and holders of the series E preferred stock are not entitled to any dividends in excess of full cumulative dividends described above. Any dividend payment made on the series E preferred stock is first credited against the earliest accrued but unpaid dividend due that remains payable.

No full dividends may be declared or paid or set apart for payment on any class or series of preferred stock ranking, as to dividends, on a parity with or junior to the series E preferred stock, other than a dividend in shares of any class of stock ranking junior to the series E preferred stock as to dividends and upon liquidation, for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and set apart for such payment on the series E preferred stock for all past dividend periods and the then current dividend period. When dividends are not paid in full, or full payment is not so set apart, upon the series E preferred stock and the shares of any other class or series of preferred stock ranking on a parity as to dividends with the series E preferred stock, including the series F preferred stock, all dividends declared upon the series E preferred stock and any other class or series of preferred stock ranking on a parity as to dividends with the series E preferred stock are declared pro rata so that the amount of dividends declared per share of series E preferred stock and such other class or series of preferred stock shall in all cases bear to each other the same ratio that accrued dividends per share on the series E preferred stock and such other class or series of preferred stock, which cannot include any accrual in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend, bear to each other.

Except as provided in the preceding paragraph, unless full cumulative dividends on the series E preferred stock have been or contemporaneously are declared and paid or declared and set apart for payment for all past dividend periods and the then current dividend period, then, other than the payment of dividends in shares of our common stock or other shares of capital stock ranking junior to the series E preferred stock as to dividends and upon liquidation:

•	no dividends may be declared or paid or set aside for payment upon our common stock, or any other capital stock of HCP ranking junior to or on a parity with the series E preferred stock as to dividends or upon liquidation;

•	no other distribution may be declared or made upon our common stock, or any other capital stock of HCP ranking junior to or on a parity with the series E preferred stock as to dividends or upon liquidation;

•	no shares of our common stock, or any other shares of capital stock of HCP ranking junior to or on a parity with the series E preferred stock as to dividends or upon liquidation may be redeemed, purchased or otherwise acquired for any consideration by HCP, except by conversion into or exchange for other capital stock of HCP ranking junior to the series E preferred stock as to dividends and upon liquidation or for the purpose of preserving HCP’s qualification as a REIT, or pursuant to comparable provisions in our charter with respect to other classes or series of capital stock of HCP. See “Restrictions on Ownership and Transfer Relating to Preferred Stock”.

Liquidation Preferences. Upon any liquidation, dissolution or winding up of the affairs of HCP, the holders of series E preferred stock are entitled to be paid out of the assets of HCP legally available for distribution to its stockholders a liquidation preference of $25 per share, plus an amount equal to any accrued and unpaid dividends to the date of payment, before any distribution of assets is made to holders of our common stock or any other class or series of capital stock of HCP that ranks junior to the series E preferred stock as to liquidation rights.

In determining whether a distribution (other than upon voluntary or involuntary liquidation) by dividend, redemption or other acquisition of shares of stock of HCP or otherwise is permitted under the Maryland General Corporation Law, no effect is given to amounts that would be needed if HCP would be dissolved at the time of the distribution, to satisfy the preferential rights upon distribution of holders of shares of stock of HCP whose preferential rights upon distribution are superior to those receiving the distribution.

Maturity; Redemption. The series E preferred stock has no stated maturity, is not subject to any sinking fund or mandatory redemption and is not convertible into any other securities of HCP. The series E preferred stock is not redeemable prior to September 15, 2008. HCP is entitled, however, to purchase shares of the series E preferred stock in order to preserve its status as a REIT for federal or state income tax purposes at any time. Following September 15, 2008, HCP may, at its option, redeem the series E preferred stock, in whole or in part, at any time or from time to time, at $25 per share (currently $100,000,000 in the aggregate), plus accrued and unpaid dividends.

Restrictions on Ownership and Transfer. See “Restrictions on Ownership and Transfer Relating to Preferred Stock”.

Series F Preferred Stock

Voting Rights. Holders of the series F preferred stock generally do not have any voting rights, except in limited circumstances.

The consent of the holders of series F preferred stock is not required for the taking of any corporate action, including any merger or consolidation involving HCP or a sale of all or substantially all of the assets of HCP, regardless of the effect that such merger, consolidation or sale may have upon the rights, preferences or voting power of the holders of the series F preferred stock, except as expressly set forth in the provisions of our charter which relate to the series F preferred stock.

Rank. With respect to dividend rights and rights upon liquidation, dissolution or winding up of HCP, the series F preferred stock ranks:

•	senior to the common stock of HCP, and to all equity securities issued by HCP ranking junior to the series F preferred stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of HCP;

•	on a parity with the series E preferred stock and all other equity securities issued by HCP the terms of which specifically provide that such equity securities rank on a parity with the series F preferred stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of HCP; and

•	junior to all equity securities issued by HCP the terms of which specifically provide that such equity securities rank senior to the series F preferred stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of HCP. See “—Voting Rights” above.

The term “equity securities” does not include convertible debt securities, which rank senior to the series F preferred stock prior to conversion.

Dividends. Holders of shares of the series F preferred stock are entitled to receive, when, as, and if declared by our board out of funds of HCP legally available for the payment of dividends, cumulative preferential annual cash dividends at the rate of 7.10% of the liquidation preference (equivalent to $1.775 per annum per share).

Dividends on the series F preferred stock are cumulative from the date of original issue and are payable quarterly in arrears on or about the last day of each March, June, September and December or, if not a business day, the next succeeding business day.

No dividends may be declared by our board or paid or set apart for payment on the series F preferred stock if the terms of any agreement of HCP, including any agreement relating to its indebtedness, prohibits such a declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach of or default under such an agreement. Likewise, no dividends may be declared by our board or paid or set apart for payment if such declaration or payment is restricted or prohibited by law.

Dividends on the series F preferred stock accrue, however, whether or not HCP has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Accrued but unpaid dividends on the series F preferred stock do not bear interest and holders of the series F preferred stock are not entitled to any dividends in excess of full cumulative dividends described above. Any dividend payment made on the series F preferred stock is first credited against the earliest accrued but unpaid dividend due that remains payable.

No full dividends may be declared or paid or set apart for payment on any class or series of preferred stock ranking, as to dividends, on a parity with or junior to the series F preferred stock, other than a dividend in shares of any class of stock ranking junior to the series F preferred stock as to dividends and upon liquidation, for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and set apart for such payment on the series F preferred stock for all past dividend periods and the then current dividend period. When dividends are not paid in full, or full payment is not so set apart, upon the series F preferred stock and the shares of any other class or series of preferred stock ranking on a parity as to dividends with the series F preferred stock, including the series E preferred stock, all dividends declared upon the series F preferred stock and any other class or series of preferred stock ranking on a parity as to dividends with the series F preferred stock are declared pro rata so that the amount of dividends declared per share of series F preferred stock and such other class or series of preferred stock shall in all cases bear to each other the same ratio that accrued dividends per share on the series F preferred stock and such other class or series of preferred stock, which cannot include any accrual in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend, bear to each other.

Except as provided in the preceding paragraph, unless full cumulative dividends on the series F preferred stock have been or contemporaneously are declared and paid or declared and set apart for payment for all past dividend periods and the then current dividend period, then, other than the payment of dividends in shares of our common stock or other shares of capital stock ranking junior to the series F preferred stock as to dividends and upon liquidation:

•	no dividends may be declared or paid or set aside for payment upon our common stock, or any other capital stock of HCP ranking junior to or on a parity with the series F preferred stock as to dividends or upon liquidation;

•	no other distribution may be declared or made upon our common stock, or any other capital stock of HCP ranking junior to or on a parity with the series F preferred stock as to dividends or upon liquidation;

•	no shares of our common stock, or any other shares of capital stock of HCP ranking junior to or on a parity with the series F preferred stock as to dividends or upon liquidation may be redeemed, purchased or otherwise acquired for any consideration by HCP, except by conversion into or exchange for other capital stock of HCP ranking junior to the series F preferred stock as to dividends and upon liquidation or for the purpose of preserving HCP’s qualification as a REIT, or pursuant to comparable provisions in our charter with respect to other classes or series of capital stock of HCP. See “Restrictions on Ownership and Transfer Relating to Preferred Stock”.

Liquidation Preferences. Upon any liquidation, dissolution or winding up of the affairs of HCPI, the holders of series F preferred stock are entitled to be paid out of the assets of HCP legally available for distribution to its stockholders a liquidation preference of $25 per share, plus an amount equal to any accrued and unpaid dividends to the date of payment, before any distribution of assets is made to holders of our common stock or any other class or series of capital stock of HCP that ranks junior to the series F preferred stock as to liquidation rights.

In determining whether a distribution (other than upon voluntary or involuntary liquidation) by dividend, redemption or other acquisition of shares of stock of HCP or otherwise is permitted under the Maryland General Corporation Law, no effect is given to amounts that would be needed if HCP would be dissolved at the time of the distribution, to satisfy the preferential rights upon distribution of holders of shares of stock of HCP whose preferential rights upon distribution are superior to those receiving the distribution.

Maturity; Redemption. The series F preferred stock has no stated maturity, is not subject to any sinking fund or mandatory redemption and is not convertible into any other securities of HCP. The series F preferred stock is not redeemable prior to December 3, 2008. HCP is entitled, however, to purchase shares of the series F preferred stock in order to preserve its status as a REIT for federal or state income tax purposes at any time. Following December 3, 2008, HCP may, at its option, redeem the series F preferred stock, in whole or in part, at any time or from time to time, at $25 per share (currently $195,500,000 in the aggregate), plus accrued and unpaid dividends.

Restrictions on Ownership and Transfer. See “Restrictions on Ownership and Transfer Relating to Preferred Stock”.

TRANSFER RESTRICTIONS, REDEMPTION AND BUSINESS COMBINATION PROVISIONS

Among other requirements, in order for us to qualify as a REIT under the Internal Revenue Code, no more than 50% in value of our outstanding shares of stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of a taxable year. In addition, if we, or an owner of 10% or more of our capital stock, actually or constructively owns 10% or more of one of our tenants (or a tenant of any partnership or limited liability company in which we are a partner or member), the rent received by us (either directly or through the partnership or limited liability company) from the tenant will not be qualifying income for purposes of the gross income tests for REITs contained in the Internal Revenue Code. A REIT’s stock must also be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year.

Our charter contains restrictions on the ownership and transfer of our common stock which are intended to assist us in complying with these requirements and continuing to qualify as a REIT. The relevant sections of our charter provide that, subject to the exceptions described below, no person or entity may own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Internal Revenue Code, more than 9.8% (by number of shares or value, whichever is more restrictive) of the outstanding shares of common stock. We refer to the limits described in this paragraph as the “ownership limits”.

The constructive ownership rules under the Internal Revenue Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of our common stock (or the acquisition of an interest in an entity that owns, actually or constructively, our common stock) by an individual or entity, could, nevertheless cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% of our outstanding common stock and thereby subject the common stock to the applicable ownership limit.

Our board of directors may, but in no event will be required to, waive the ownership limit with respect to a particular stockholder if it:

•	determines that such ownership will not jeopardize our status as a REIT; and

•	our board of directors otherwise decides such action would be in our best interest.

As a condition of such waiver, the board of directors may require an opinion of counsel satisfactory to it and/or undertakings or representations from the applicant with respect to preserving our REIT status.

These charter provisions further prohibit:

•	any person from beneficially or constructively owning shares of our stock that would result in our being “closely held” under Section 856(h) of the Internal Revenue Code or otherwise cause us to fail to qualify as a REIT; and

•	any person from transferring shares of our common stock if such transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of common stock that will or may violate any of the foregoing restrictions on transferability and ownership will be required to give notice immediately to us and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT.

Pursuant to our charter, if any purported transfer of common stock or any other event would otherwise result in any person violating the ownership limits or such other limit as permitted by our board of directors, then any such purported transfer will be void and of no force or effect as to that number of shares in excess of the applicable ownership limit. The shares proposed to be transferred will be deemed to have been transferred to, and held by, a trustee of a trust for the exclusive benefit of a charitable organization selected by us. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust.

The trustee shall sell the shares to us or to another person designated by the trustee whose ownership of the shares will not violate the ownership limit.

The trustee must, within 20 days of receiving notice from us of the transfer of shares to the trust:

•	sell the excess shares to a person or entity who could own the shares without violating the ownership limits or as otherwise permitted by our board of directors, and

•	distribute to the prohibited transferee or owner, as applicable, an amount equal to the lesser of (1) the price paid by the prohibited transferee or owner for the excess shares (or, if the event which resulted in the transfer to the trust did not involve a purchase of such shares at market price, the last reported sales price reported on the New York Stock Exchange on the trading day immediately preceding the relevant date) and (2) the sales proceeds received by the trustee for the excess shares.

The trustee shall be designated by us and shall be unaffiliated with us and any prohibited transferee or owner. Prior to the sale of any excess shares by the trust, the trustee will receive, in trust for the beneficiary, all dividends and other distributions paid by us with respect to the excess shares, and may also exercise all voting rights with respect to the excess shares.

Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee shall have the authority, at the trustee’s sole discretion,

•	to rescind as void any vote cast by a prohibited transferee or owner, as applicable, prior to our discovery that the shares have been transferred to the trust; and

•	to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote. Any dividend or other distribution paid to the prohibited transferee or owner, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand for distribution to the beneficiary of the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit or as otherwise permitted by the board of directors, then our charter provides that the transfer of the excess shares will be void.

All certificates representing shares of our common stock bear a legend referring to the restrictions described above.

In addition, if our board of directors shall, at any time and in good faith, be of the opinion that direct or indirect ownership of at least 9.9% of the voting shares of capital stock has or may become concentrated in the hands of one beneficial owner, it shall have the power:

•	by lot or other means deemed equitable by it to call for the purchase from any stockholder of a number of voting shares sufficient, in the opinion of our board of directors, to maintain or bring the direct or indirect ownership of voting shares of capital stock of the beneficial owner to a level of no more than 9.9% of our outstanding voting shares; and

•	to refuse to transfer or issue voting shares of capital stock to any person whose acquisition of such voting shares would, in the opinion of the board of directors, result in the direct or indirect ownership by that person of more than 9.9% of the outstanding voting shares of our capital stock.

If our board of directors fails to grant an exemption from this 9.9% ownership limitation, then the transfer of shares, options, warrants, or other securities convertible into voting shares that would create a beneficial owner of more than 9.9% of the outstanding voting shares shall be deemed void ab initio and the intended transferee shall be deemed never to have had an interest in the transferred securities. The purchase price for any voting shares of capital stock so redeemed shall be equal to the fair market value of the shares reflected in the closing sales price for the shares, if then listed on a national securities exchange, or the average of the closing sales prices for the shares if then listed on more than one national securities exchange, or if the shares are not then listed on a national securities exchange, the latest bid quotation for the shares if then traded over-the-counter, on the last business day immediately preceding the day on which we send notices of such acquisitions, or, if no such closing sales prices or quotations are available, then the purchase price shall be equal to the net asset value of such stock as determined by the board of directors in accordance with the provisions of applicable law. From and after the date fixed for purchase by the board of directors, the holder of any shares so called for purchase shall cease to be entitled to distributions, voting rights and other benefits with respect to such shares, except the right to payment of the purchase price for the shares.

Our charter requires that, except in certain circumstances, business combinations between us and a beneficial holder of 10% or more of our outstanding voting stock, or a related person, must be approved by the affirmative vote of at least 90% of our outstanding voting shares.

A business combination is defined in our charter as:

•	our merger or consolidation with or into a related person;

•	any sale, lease, exchange, transfer or other disposition, including without limitation a mortgage or any other security device, of all or any substantial part (as defined below) of our assets (including, without limitation, any voting securities of a subsidiary) to a related person;

•	any merger or consolidation of a related person with or into us;

•	any sale, lease, exchange, transfer or other disposition of all or any substantial part of the assets of a related person to us;

•	the issuance of any of our securities (other than by way of pro rata distribution to all stockholders) to a related person; and

•	any agreement, contract or other arrangement providing for any of the transactions described in the definition of business combination.

The term “substantial part” means more than 10% of the book value of our total assets as of the end of our most recent fiscal year ending prior to the time the determination is being made.

In addition to the restrictions on business combinations contained in our charter, Maryland law also contains restrictions on business combinations. See “Provisions of Maryland Law and HCP’s Charter and Bylaws—Business Combinations”.

The foregoing provisions of our charter and certain other matters may not be amended without the affirmative vote of at least two-thirds of our outstanding voting shares.

Certain provisions of Maryland law, our charter and our bylaws, including the foregoing provisions, may have the effect of discouraging unilateral tender offers or other takeover proposals which certain stockholders might deem to be in their interests or in which they might receive a substantial premium. See “Provisions of Maryland Law and HCP’s Charter and Bylaws”. Our board of directors’ authority to issue and establish the terms of currently authorized preferred stock, without stockholder approval, may also have the effect of discouraging takeover attempts. See “Description of Preferred Stock”. The rights and the foregoing provisions could also have the effect of insulating current management against the possibility of removal and could, by possibly reducing temporary fluctuations in market price caused by accumulations of shares of common stock, deprive stockholders of opportunities to sell at a temporarily higher market price. However, our board of directors believes that inclusion of the business combination provisions in our charter and the rights may help assure fair treatment of stockholders and preserve our assets.

RESTRICTIONS ON OWNERSHIP AND TRANSFER RELATING TO PREFERRED STOCK

Our charter contains restrictions on the ownership and transfer of preferred stock which are intended to assist HCP in complying with the requirements to maintain its status as a REIT. Subject to limited exceptions, no person or entity may own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Internal Revenue Code, more than 9.8% (by number or value, whichever is more restrictive) of the outstanding shares of series E preferred stock or series F preferred stock. Our board of directors may, but in no event is required to, waive the applicable ownership limit with respect to a particular stockholder if it determines that such ownership will not jeopardize HCP’s status as a REIT and our board of directors otherwise decides such action would be in the best interest of HCP.

RELATIONSHIP OF THE PARTIES

On September 24, 2003, we formed HCPI/Tennessee, LLC as a Delaware limited liability company. On October 2, 2003, we caused HCPI/Tennessee, LLC to issue 158,395.3380 managing member units to us in exchange for a capital contribution consisting of approximately $169,000 in cash and real property and improvements with an aggregate equity value (net of assumed debt) of approximately $7,000,000. Concurrently with our contribution, MedCap Properties, LLC contributed certain property interests to HCPI/Tennessee, LLC with an aggregate equity value (net of assumed debt) of approximately $48,181,000. In exchange for this capital contribution, MedCap Properties, LLC received 1,064,538.8919 non-managing member units of HCPI/Tennessee, LLC. MedCap Properties, LLC distributed its non-managing member units in HCPI/Tennessee, LLC to the following owners and members of management of MedCap Properties, LLC:

•	132,124.5692 non-managing member units to Charles Crews, a former member of the board of governors of MedCap Properties, LLC;

•	610,397.0228 non-managing member units to Charles A. Elcan, the former chief executive officer and president of MedCap Properties, LLC who is now serving as our Executive Vice President—Medical Office Properties;

•	78,322.0150 non-managing member units to Thomas M. Klaritch, the former chief financial officer of MedCap Properties, LLC who is now serving as our Senior Vice President—Medical Office Properties;

•	8,774.6796 non-managing member units to John Klaritch, as trustee of the 2002 Trust F/B/O Erica Ann Klaritch;

•	8,774.6796 non-managing member units to John Klaritch, as trustee of the 2002 Trust F/B/O Thomas Michael Klaritch, Jr.;

•	8,774.6796 non-managing member units to John Klaritch, as trustee of the 2002 Trust F/B/O Nicholas James Klaritch;

•	8,774.6796 non-managing member units to John Klaritch, as trustee of the 2002 Trust F/B/O Adam Joseph Klaritch;

•	46,597.5033 non-managing member units to Thomas Hulme, a former vice president of MedCap Properties, LLC who is now serving as our Vice President—Medical Office Properties;

•	22,541.8029 non-managing member units to Glenn T. Preston, a former vice president of MedCap Properties, LLC who is now serving as our Vice President—Medical Office Properties;

•	10,965.8418 non-managing member units to Janet Reynolds;

•	51,100.3314 non-managing member units to R. Wayne Price, a former vice president of MedCap Properties, LLC who is now serving as our Vice President—Medical Office Properties;

•	55,444.3659 non-managing member units to James A. Croy, a former vice president of MedCap Properties, LLC who is now serving as our Vice President—Medical Office Properties; and

•	21,936.7212 non-managing member units to Angela Playle, a former vice president of MedCap Properties, LLC who is now serving as our Vice President—Medical Office Properties.

The above-referenced individuals are referred to herein as the “selling holders”. Each of the selling holders has pledged a portion of its non-managing member units to secure certain indemnification obligations provided for under the contribution agreement pursuant to which the MedCap Properties, LLC property interests were contributed to HCPI/Tennessee, LLC in exchange for non-managing member units. See “Selling Holders—Pledge of Non-Managing Member Units”.

Beginning on October 2, 2004, the 1,064,538.8919 non-managing member units held by the selling holders may be redeemed for an amount of cash approximating the then-current market value of two shares of our common stock or, at our option, two shares of our common stock (subject to certain adjustments, such as stock splits and reclassifications). See “Operating Agreement—Redemption Rights”. At the time of the selling holders’ acquisition of the non-managing member units, we agreed to provide registration rights with respect to the shares of common stock which may be issued upon the redemption of the non-managing member units.

HCPI/Tennessee, LLC has relied on the exemption provided by Section 4(2) of the Securities Act of 1933, or the Securities Act, in connection with the issuances and sales of the managing member and non-managing member units described above.

As of September 30, 2004, all 1,222,924.2299 units of HCPI/Tennessee, LLC continued to be held by us and the original holders to whom they were distributed as set forth above.

OPERATING AGREEMENT

The following summarizes the material provisions of the operating agreement, as amended, of HCPI/Tennessee, LLC. The summary is qualified in its entirety by reference to the operating agreement, as amended, of HCPI/Tennessee, LLC.

Management

HCPI/Tennessee, LLC was organized as a Delaware limited liability company under the Delaware Limited Liability Company Act and the terms of its operating agreement, the Amended and Restated Limited Liability Company Agreement of HCPI/Tennessee, LLC, as the same has been amended to date. Our company is the sole managing member of HCPI/Tennessee, LLC. Generally, pursuant to the operating agreement, we have exclusive and complete responsibility and discretion in the management and control of HCPI/Tennessee, LLC, including, subject to the restrictions discussed below, the ability to cause it to enter into major transactions such as acquisitions, dispositions, financings, and refinancings, and to manage and operate its properties. We may not be removed as the managing member of HCPI/Tennessee, LLC, with or without cause, unless we consent to being removed. Non-managing members of HCPI/Tennessee, LLC have no authority to transact business for HCPI/Tennessee, LLC or participate in its management activities, except in limited circumstances described below and as required by any non-waivable provision of applicable law.

In addition to the specific powers granted to us under the operating agreement, we may take any action we reasonably deem necessary, after consulting with outside legal counsel, to avoid a result that could adversely affect our status as a REIT, could subject us to additional taxes under Sections 857 or 4981 of the Internal Revenue Code, as amended, or could violate any law or regulation applicable to us, our securities or HCPI/Tennessee, LLC. However, if any action or inaction proposed to be taken by us to avoid the consequences listed in the previous sentence would have a detrimental effect on the distributions or allocations to be made to the non-managing members, would impair the obligation of HCPI/Tennessee, LLC or us to make certain make-whole payments described below or to make certain contributions required by the operating agreement, or alter or modify the restrictions on the transfer of a managing member’s interest, we may not take such action without the consent of the non-managing member representative or the opinion of a nationally recognized law firm that the failure to take such action poses a material risk of the occurrence of the consequences referred to in the previous sentence. The operating agreement provides that Charles A. Elcan shall be the non-managing member representative until a successor is appointed by the holders of a majority of the non-managing membership units.

As the managing member, we may not take any action in contravention of the operating agreement, including:

•	taking any action that would make it impossible to carry out the ordinary business of HCPI/Tennessee, LLC;

•	possessing or assigning any rights in specific property owned by HCPI/Tennessee, LLC, other than for an HCPI/Tennessee, LLC purpose;

•	taking any action that would cause a non-managing member to be subject to liability as a managing member, except as provided by the Securities Act;

•	establishing or increasing reserves or entering into any agreement that would have the effect of restricting HCPI/Tennessee, LLC’s ability to make distributions to its members, without the written consent of each member affected by the restriction; or

•	issuing any class of equity security (other than managing member units as allowed by the operating agreement or in connection with the admittance of new members pursuant to the operating agreement) or any other security convertible into or exchangeable into an equity security of HCPI/Tennessee, LLC, that would not be subordinate to the rights of the non-managing members.

The consent of the holders of a majority of the outstanding non-managing member units is required before we will be permitted to take any of the following actions involving HCPI/Tennessee, LLC:

•	the amendment, modification or termination of the operating agreement other than to reflect the permitted admission, substitution, termination or withdrawal of members of HCPI/Tennessee, LLC;

•	approving or acquiescing to the transfer of all or a portion of the membership interest held by us, other than a transfer to HCPI/Tennessee, LLC or any of our affiliates;

•	the admission of any additional or substitute managing members in HCPI/Tennessee, LLC;

•	instituting or permitting any bankruptcy proceeding on behalf of, against or involving HCPI/Tennessee, LLC;

•	prior to October 2, 2004, making any distribution of the net proceeds received by HCPI/Tennessee, LLC upon the taxable disposition of such real property (other than in connection with the sale of substantially all of the assets of HCPI/Tennessee, LLC) or cause any event that would require the dissolution or liquidation of HCPI/Tennessee, LLC;

•	prior to the date upon which less than 20% of the units issued to the non-managing members of HCPI/Tennessee, LLC remain outstanding, confessing a judgment against HCPI/Tennessee, LLC in excess of $2,000,000;

•	making a general assignment for the benefit of creditors or appointing or acquiescing in the appointment of any receiver or liquidator under any bankruptcy law;

•	at any time on or after October 2, 2004, causing any event that would require under the operating agreement the dissolution or liquidation of HCPI/Tennessee, LLC, without having first provided 60-days prior written notice of such event to the members of HCPI/Tennessee, LLC; or

•	following the taxable disposition of any real property held by HCPI/Tennessee, LLC, distribute any of the proceeds from such disposition received by HCPI/Tennessee, LLC at any time at which the cash amount payable upon the tender for redemption of a non-managing member unit as of the date of the distribution is less than the quotient obtained by dividing (a) the amount to be distributed to all members pro rata following the disposition of such real property, provided that the holders of non-managing member units and managing member units have first been paid their respective distribution preferences, by (b) the number by which the outstanding units of HCPI/Tennessee, LLC are reduced under the operating agreement to correspond with the pro rata distribution described in clause (a).

In addition to the above restrictions, we, as the managing member, may not take the following actions unless we obtain the consent of any non-managing member who would be adversely affected:

•	converting a non-managing member’s interest in HCPI/Tennessee, LLC into a managing member interest;

•	modifying the limited liability of a non-managing member;

•	materially altering the rights of a member to receive distributions or the allocation of income and loss to a member;

•	materially altering the right of a member to require HCPI/Tennessee, LLC to redeem its non-managing member units for shares of our common stock or cash;

•	materially altering the right of a member to receive the “make-whole payments” provided for by the operating agreement and described below;

•	altering or modifying the obligation of HCPI/Tennessee, LLC, following its failure to satisfy its obligation to redeem such non-managing member’s non-managing member units, to maintain equity coverage of at least 120% of the total amount of cash that would have been required to redeem all outstanding non-managing member units as of the end of the preceding fiscal quarter;

•	alter or modify the restrictions on our ability to withdraw from the Company or transfer all or any portion of our interest; or

•	altering or modifying the obligation of HCPI/Tennessee, LLC to make additional capital contributions as required by the operating agreement.

As managing member, we may, however, amend the operating agreement without non-managing member consent:

•	to reflect the issuance of additional membership interests in exchange for capital contributions of cash or property, or the admission, substitution, termination or withdrawal of members;

•	to satisfy any requirements, conditions or guidelines contained in any governmental order or required by law;

•	to reflect changes that we reasonably determine are necessary for us to maintain our status as a REIT; or

•	to modify the manner in which capital accounts are computed.

HCPI/Tennessee, LLC will be required to pay to the non-managing members a make-whole payment in an amount equal to the aggregate federal, state and local income taxes incurred by the non-managing member as a result of the event if, prior to October 2, 2013, we do any of the following without the consent of the holders of a majority of the non-managing member units held by non-managing members:

•	cause HCPI/Tennessee, LLC to merge, consolidate or combine with another entity, sell all or substantially all of HCPI/Tennessee, LLC’s assets or reclassify the outstanding equity interests of HCPI/Tennessee, LLC;

•	cause HCP to enter into a merger, consolidation or other combination with or into another person, sale of all or substantially all of our assets or any change of our outstanding interests;

•	sell any of HCPI/Tennessee, LLC’s real properties in a transaction that results in holders of non-managing member interests to recognize taxable income on account of a built-in gain, subject to certain exceptions; or

•	dissolve HCPI/Tennessee, LLC.

HCPI/Tennessee, LLC will also be required to pay a make-whole payment to any non-managing member who has exercised its right to require HCPI/Tennessee, LLC to redeem its non-managing member units for shares of our common stock or cash after receiving notice from us of the occurrence of certain events requiring the liquidation of HCPI/Tennessee, LLC. In the event that HCPI/Tennessee, LLC fails to pay the make-whole payment to any non-managing member as required by the operating agreement, we are required to promptly make such make-whole payment to the non-managing member.

Transferability of Interests

The operating agreement provides that a non-managing member may transfer its non-managing member units only after offering those non-managing member units first to the other non-managing members and then to us, and otherwise obtaining our consent, except that a non-managing member may, without obtaining our consent, pledge its membership interest as security for the repayment of debt and transfer such membership interest to the lender upon the foreclosure of such debt if such transfer would not otherwise violate the terms of the operating agreement. A non-managing member may also, without our consent, transfer its membership interest in HCPI/Tennessee, LLC to a partner in such non-managing member in liquidation of that partner’s interest in such non-managing member; to a family member of such non-managing member; to a trust all of the beneficiaries of which are such non-managing member and its family members; to a corporation, partnership or limited liability company owned entirely by such non-managing member and its family members; or to an organization described in Sections 170(b)(1)(A), 170(c)(2) or 501(c)(3) of the Internal Revenue Code. Certain of the non-managing member units may also be pledged to a collateral agent pursuant to a security agreement in order to secure indemnification obligations of the non-managing members who have contributed properties to HCPI/Tennessee, LLP. The operating agreement further imposes the following restrictions on the transfer of the non-managing member units:

•	the person to whom any non-managing member units are transferred must assume all of the obligations of the transferor under the operating agreement;

•	we will be entitled to be reimbursed for our out-of-pocket costs and expenses incurred by us in connection with such transfer, including without limitation our attorneys’ fees and costs;

•	we will have the right to receive an opinion of counsel that the proposed transfer may be effected without registration under the Securities Act and will not otherwise violate any federal or state securities laws or regulations;

•	we may prohibit any transfer otherwise permitted under the operating agreement if such transfer would require the filing of a registration statement under the Securities Act by HCPI/Tennessee, LLC or would otherwise violate any applicable federal or state securities laws or regulations;

•	no transfer may be made if such transfer would cause HCPI/Tennessee, LLC to become a “party of interest” or a “disqualified person” with respect to any employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended;

•	no transfer may be made if such transfer would, in the opinion of legal counsel to HCPI/Tennessee, LLC, cause any portion of the assets of HCPI/Tennessee, LLC constitute assets of any employee benefit plan pursuant to Department of Labor Regulations Section 2510.2-101;

•	no transfer may be made to any person or entity who lacks the legal right, power or capacity to own a membership interest or in violation of applicable law;

•	no transfer may be made if such transfer causes HCPI/Tennessee, LLC to become a reporting company under the Exchange Act;

•	no transfer may be made if such transfer subjects HCPI/Tennessee, LLC to regulation under the Investment Company Act of 1940, the Investment Advisors Act of 1940 or the Employee Retirement Income Security Act of 1974, each as amended;

•	no transfer may be made to any person without our consent if, in our reasonable judgment after consultation with outside counsel:

•	such transfer would, in the opinion of our legal counsel or legal counsel to HCPI/Tennessee, LLC, cause an increased tax liability to any other member as a result of the termination of HCPI/Tennessee, LLC;

•	such transfer could result in HCPI/Tennessee, LLC being treated as an association taxable as a corporation or for state income or franchise tax purposes;

•	such transfer could adversely affect our ability to qualify as a REIT or subject us to additional taxes under Sections 857 or 4981 of the Internal Revenue Code; or

•	such transfer could be treated as having been effected through an “established securities market” or a “secondary market” within the meaning of Section 7704 of the Internal Revenue Code.

•	no transfer may be made to any person without our consent if such transfer would result in HCPI/Tennessee, LLC having more than 100 members, including as members certain persons who indirectly own an interest in HCPI/Tennessee, LLC through a partnership, limited liability company, S corporation or grantor trust; and

•	transfers may be made only as of the first day of a fiscal quarter of HCPI/Tennessee, LLC, unless we otherwise consent.

Capital Contributions

The operating agreement provides that if HCPI/Tennessee, LLC requires additional funds for its operation, we may fund those investments by making a capital contribution to HCPI/Tennessee, LLC. In addition, if either HCPI/Tennessee, LLC or we have failed to satisfy our redemption obligations under the operating agreement with respect to any holder of non-managing member units, we are required to make additional capital contributions necessary to maintain equity coverage of at least 120% of the total amount of cash that would have been required to redeem all outstanding non-managing member units as of the end of the preceding fiscal quarter.

If we fund a capital contribution, we have the right to receive additional managing member units. In the event we receive additional managing member units in return for additional capital contributions, our membership interest in HCPI/Tennessee, LLC will be increased. Non-managing members of HCPI/Tennessee, LLC do not have the right to make additional capital contributions to HCPI/Tennessee, LLC, unless permitted to do so by us in our discretion. Accordingly, the membership interest of non-managing members in HCPI/Tennessee, LLC will be diluted to the extent we receive an additional membership interest.

Tax Matters

Pursuant to the operating agreement, we are the tax matters partner of HCPI/Tennessee, LLC. The tax matters partner serves as HCPI/Tennessee, LLC’s representative in most tax matters. For example, as the tax matters partner, we have the authority to file tax returns and make elections for HCPI/Tennessee, LLC, conduct audits, file refund claims on behalf of HCPI/Tennessee, LLC and settle adjustments. In addition, as the tax matters partner, we will receive notices and other information from the Internal Revenue Service. The designation of HCP as the tax matters partner of HCPI/Tennessee, LLC is not directly relevant to our tax status as a REIT.

Operations

The sole purposes of HCPI/Tennessee, LLC are to acquire, manage, operate, repair, renovate, maintain, improve, expand, redevelop, encumber, lease, hold for appreciation, sell or otherwise dispose of the real properties contributed to it, and any other properties acquired by it, and to invest and ultimately distribute funds obtained from owning, operating or disposing of such properties. The operating agreement provides, however, that we, as managing member, may operate HCPI/Tennessee, LLC in a manner that will enable us to satisfy the requirements for being classified as a REIT and avoid any federal income tax liability. Under the operating agreement, HCPI/Tennessee, LLC assumes and pays when due, or reimburses us for payment of, all costs and expenses that we incur for the benefit of or relating to its operation.

Distributions

Holders of non-managing member units are entitled to receive cumulative preferential distributions from the date of issuance of those non-managing member units, payable on a quarterly basis and as we, in our capacity as the managing member, may otherwise determine. The right of holders of non-managing member units to receive cumulative preferential distributions means that, unless and until each of those quarterly and other distributions are paid in full, HCPI/Tennessee, LLC cannot make any distributions to us. These preferred distributions are an amount per unit equal to the amount payable with respect to each share of our common stock for the corresponding quarter (subject to adjustment in the event we pay a dividend or distribution on our common stock in shares of our common stock, split or subdivide our common stock or effect a reverse stock split or other combination of our common stock into a smaller number of shares). Following the payment of the preferred distribution to holders of the non-managing member units, HCPI/Tennessee, LLC is required to distribute the remaining cash available for distribution to us until all distributions of cash, including prior distributions, have been made to the members of HCPI/Tennessee, LLC pro rata on the basis of the number of managing member or non-managing member units held by them as compared to the total number of managing member and non-managing member units then outstanding. Thereafter, we may cause the remaining cash available for distribution to be distributed as follows:

•	one percent (1%) to the non-managing member unitholders pro rata on the basis of the number of non-managing member units held by them; and

•	ninety-nine percent (99%) to the holders of managing member units pro rata on the basis of the number of managing member units held by them.

In the event of a taxable disposition of any of HCPI/Tennessee, LLC’s real property, other than as part of a sale of all or substantially all of the assets of HCPI/Tennessee, LLC, we may elect to distribute all or a portion of the net proceeds of the taxable disposition to the members. In this event, we must distribute these proceeds as follows:

•	first, to holders of non-managing member units to pay any previously unpaid preferred distribution on the non-managing member units held by them;

•	second, to holders of managing member units until all distributions of cash, including prior distributions, have been made to the members of HCPI/Tennessee, LLC pro rata on the basis of the number of managing member or non-managing member units held by them as compared to the total number of managing member and non-managing member units then outstanding; and

•	third, to the holders of managing member units and non-managing member units in proportion to the number of units held by them, until the amount of cash distributed is equal to the value of the property that was the subject of the disposition at the time such property was contributed to HCPI/Tennessee, LLC.

The distribution of the net proceeds from the taxable disposition of real property will constitute a return of capital to the unitholders of HCPI/Tennessee, LLC. As such, we will cause HCPI/Tennessee, LLC to reduce the number of units outstanding at the time of such distributions.

Upon the incurrence of additional debt by HCPI/Tennessee, LLC, we may elect to distribute all or a portion of the refinancing or other debt proceeds to the members. In this event, we must distribute such proceeds:

•	first, to the holders of non-managing member units to pay any previously unpaid preferred distribution on the non-managing member units held by them; and

•	second, to the holders of managing member units to pay any previously unpaid distributions on the managing member units; and

•	third, the remaining balance to us.

Allocation of Income and Loss

For any fiscal year, the operating net income and net loss of HCPI/Tennessee, LLC is generally allocated as follows:

•	operating net loss is allocated to the unitholders pro rata on the basis of the number of managing member or non-managing member units held by them as compared to the total number of managing member and non-managing member units then outstanding;

•	operating net income for any fiscal year is allocated as follows:

•	first, to the holders of non-managing member units in an amount that will cause such allocation, together with the amount of all previous allocations of operating net income under the operating agreement, to equal the cumulative distributions received by such holders of non-managing member units pursuant to the provisions of the operating agreements that require that certain distributions (i.e. distributions of available cash or the proceeds from incurred debt or in the event of the appreciation or taxable disposition of real property) be made first to the holders of non-managing member units prior to the holders of managing member units, for the current and all prior fiscal years;

•	second, to the holders of managing member units in an amount that will cause such allocation, together with the amount of all previous allocations of operating net income under the operating agreement, to equal the cumulative distributions received by such holders of managing member units pursuant to the provisions of the operating agreement that require that the distributions listed in the preceding paragraph be made to the holders of managing member units only after distributions are made to the holders of non-managing member units, for the current and all prior fiscal years; and

•	thereafter, ninety-nine percent (99%) to the holders of managing member units pro rata on the basis of the number of managing member units held by them and one percent (1%) to the holders of non-managing member units pro rata on the basis of the number of non-managing member units held by them.

In the event HCPI/Tennessee, LLC sells or otherwise disposes of any of its real properties, including in a sale or other disposition of all or substantially all of the assets of HCPI/Tennessee, LLC, the net income or net loss attributable to such sale or disposition is generally allocated in the same manner as is set forth above.

Each of the allocation provisions described above is subject to special allocations relating to depreciation deductions and to compliance with the provisions of Sections 704(b) and 704(c) of the Internal Revenue Code and related Treasury Regulations.

Term

The operating agreement provides that HCPI/Tennessee, LLC will continue until dissolved by us in accordance with the provisions of the operating agreement. HCPI/Tennessee, LLC also will dissolve if:

•	we withdraw as the managing member and the non-managing members holding a majority of the non-managing member units then outstanding do not, within 90 days after the withdrawal, appoint a substitute managing member and elect in writing to continue the business of HCPI/Tennessee, LLC;

•	we elect to dissolve it in accordance with the provisions of the operating agreement;

•	it is dissolved by judicial order; or

•	we become bankrupt or incapacitated, unless within 90 days after the bankruptcy or incapacity the non-managing members holding a majority of the outstanding non-managing member units elect in writing to continue the business of HCPI/Tennessee, LLC and to the appointment of a substitute managing member.

Indemnification

The operating agreement provides that HCPI/Tennessee, LLC will indemnify us, our directors and officers, the non-managing member representative and any other persons we designate (with the consent of the holders of a majority of the non-managing member interests held by non-managing members) from and against all claims, expenses, judgments and other amounts incurred in connection with any actions relating to the operation of HCPI/Tennessee, LLC in which these indemnitees are involved, unless:

•	the act or omission by the indemnitee was in bad faith and was material to the action or was the result of active and deliberate dishonesty;

•	the indemnitee received an improper personal benefit; or

•	in the case of any criminal proceeding, the indemnity had reasonable cause to believe the act or omission was unlawful.

HCPI/Tennessee, LLC is obligated to reimburse the reasonable expenses incurred by an indemnitee in advance of the final disposition of the proceeding if such indemnitee provides an affirmation of its good faith belief that the standard of conduct necessary for indemnification by HCPI/Tennessee, LLC has been met and a written undertaking to repay the amount of the reimbursed expenses if it is ultimately determined that such standard was not met. No member of HCPI/Tennessee, LLC, including HCP, is obligated to make capital contributions to enable HCPI/Tennessee, LLC to fund its indemnification obligations.

The operating agreement generally provides that neither we, our directors and officers, nor the non-managing member representative will incur liability to HCPI/Tennessee, LLC or any member for losses sustained or liabilities incurred as a result of errors in judgment or mistakes of fact or law or of any act or omission if we, our directors and officers or the non-managing member, as applicable, acted in good faith. In addition, we are not responsible for any misconduct or negligence on the part of our officers, directors or other agents, provided we appointed such agents in good faith. We, as well as the non-managing member representative, may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisors, and any action we, or the non-managing member representative, take or omit to take in reliance upon their opinion, as to matters which we reasonably believe to be within their professional or expert competence, will be conclusively presumed to have been done or omitted in good faith and in accordance with their opinion.

Redemption Rights

The non-managing member units held by the selling holders that were originally issued on October 2, 2003 become redeemable in whole or in part on October 2, 2004. Accordingly, from October 2, 2004 until October 2, 2013, each selling holder has the right to cause HCPI/Tennessee, LLC to redeem all or a portion of the non-managing member units held by it and originally issued on October 2, 2003 in exchange for an amount of cash approximating the then-current market value of two shares of our common stock (subject to certain adjustments, such as stock splits and reclassifications). However, we may elect in our sole discretion to assume HCPI/Tennessee, LLC’s obligation with respect to the redemption and may satisfy the redemption obligation by paying either the cash payment or a number of shares of our common stock.

In general, any other entities that receive non-managing member units in the future in connection with their contribution of property to HCPI/Tennessee, LLC may exercise their right to require HCPI/Tennessee, LLC to redeem their non-managing member units (or, if we elect, we may assume the redemption obligation by paying either the cash payment or a number of shares of our common stock) beginning one year following the date of the contribution until the ten-year anniversary of the date of the contribution. A third party lender that acquires non-managing units upon foreclosure of debt secured by these units will have the right to tender the units for redemption beginning one year after the date of the original issuance of the units until the ten-year anniversary of the date of the original issuance.

When the holder of non-managing member units tenders such units for redemption, the tendering holder will receive a cash payment equal to the sum of (i) the product of (a) the sum of (1) the average closing share price of our common stock for the ten trading days ending on the second trading day immediately prior to the trading day on which the tendering holder delivers a notice of redemption to us, and (2) if not already included in the calculation of the unpaid preferred distribution, the amount of any cash dividend per share of our common stock declared or accrued by us for holders of our common stock between the date of the delivery of the redemption notice by the tendering holder and the date of the redemption, multiplied by (b) an adjustment factor described below, and (ii) the per share amount of any previously unpaid preferred distribution on the non-managing member units held by the tending holder. If we elect in our discretion to assume the redemption obligation of HCPI/Tennessee, LLC, we may either pay the tendering holder the cash payment or that number of shares of our common stock (the “Redemption Shares”) equal to the sum of (x) the number of non-managing member units tendered multiplied by the adjustment factor described below, (y) the quotient of (a) the product of the number of tendered units times the per share amount of any previously unpaid preferred distribution on the non-managing member units held by the tending holder, divided by (b) the average closing share price of our common stock for the ten trading days ending on the second trading day immediately prior to the trading day on which the tendering holder delivers a notice of redemption to us and (z) the product of the number of tendered units times the amount, if not already included in the calculation of the unpaid preferred distribution, of any cash dividend per share of our common stock declared or accrued by us for holders of our common stock between the date of the delivery of the redemption notice by the tendering holder and the date of the redemption. As of the date of this prospectus, the adjustment factor is 2.0, due to the 2-for-1 stock split we effected with respect to our common stock on March 2, 2004. The adjustment factor will be further adjusted to account for the economic effect of the payment of any dividends or other distributions on our common stock in shares of common stock, any further split or subdivision in our outstanding common stock, or any reverse stock split or other combination of our outstanding common stock into a smaller number of shares. Non-managing member units that are acquired by us pursuant to the exercise of non-managing member’s redemption rights will be held by us as managing member units, with the same rights and preferences of managing member units held by managing members of HCPI/Tennessee, LLC.

The acquisition of the non-managing member units, whether they are acquired for shares of common stock or cash, will be treated as a sale of the non-managing member units to us for United States federal income tax purposes. See “United States Federal Income Tax Considerations—Tax Consequences of the Exercise of Redemption Rights”.

A tendering holder redeeming all or a portion of the non-managing member units held by him must deliver to us a notice of redemption as required by the operating agreement. In general, a tendering holder shall have the right to receive the Redemption Shares or cash payable in connection with the redemption on the fifteenth day following our receipt of the notice of redemption, except that in the case of redemption notices delivered after December 5 in any calendar year, the tendering holder shall have the right to receive the Redemption Shares or cash on the thirtieth day following our receipt of the notice of redemption. All Redemption Shares delivered will be as duly authorized, validly issued, fully paid and non-assessable shares, free of any pledge, lien, encumbrance or restriction, other than those provided in our charter, our bylaws, the Securities Act, relevant state securities or blue sky laws and any applicable registration rights or other agreement with respect to the Redemption Shares that the tendering holder has entered into. Notwithstanding any delay in delivery, the tendering holder shall be deemed the owner of such shares and vested with all rights of a stockholder as of the date on which the redemption occurs, including the right to vote or consent, and the right to receive dividends. Correspondingly, the tendering holder’s right to receive distributions with respect to the tendered non-managing member units will cease as of the date on which the redemption occurs. Each non-managing member may not exercise redemption rights under the operating agreement more than one time during any calendar quarter.

We will not be obligated to redeem tendered non-managing member units if the issuance of Redemption Shares to the tendering holder would be prohibited under the provisions of our charter, particularly those which are intended to protect our qualification as a REIT. We will not be obligated to redeem tendered non-managing member units until the expiration or termination of the applicable waiting period, if any, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

COMPARISON OF HCPI/TENNESSEE, LLC AND HCP

Generally, the nature of an investment in our common stock is similar in several respects to an investment in non-managing member units of HCPI/Tennessee, LLC. However, there are also differences between ownership of non-managing member units and ownership of common stock, some of which may be material to investors.

HCPI/Tennessee, LLC and HCP are organized and incorporated in Delaware and Maryland, respectively. Upon the exchange of non-managing member units for our common stock pursuant to a non-managing member’s right of redemption, the rights of stockholders of HCP will be governed by the Maryland General Corporation Law and by our charter and bylaws.

The information below highlights the material differences between HCPI/Tennessee, LLC and us, relating to, among other things, form of organization, management control, voting rights, compensation and fees, investor rights, liquidity and federal income tax considerations. These comparisons are intended to assist holders of non-managing member units in understanding the ways in which their investment will be materially changed if they tender their non-managing member units for redemption and receive in exchange shares of our common stock.

The following discussion is summary in nature and does not constitute a complete discussion of these matters. The differences between the rights of HCPI/Tennessee, LLC unitholders and HCP stockholders may be determined in full by reference to the Maryland General Corporation Law, the Delaware Limited Liability Company Act, our charter and bylaws, the operating agreement of HCPI/Tennessee, LLC, as amended, and the balance of this prospectus and the registration statement of which this prospectus is a part.

HCPI/Tennessee, LLC / Delaware Law	HCP / Maryland Law

Form of Organization and Assets Owned

HCPI/Tennessee, LLC is a Delaware limited liability company. HCPI/Tennessee, LLC currently owns 9 properties and the sole membership interests in HCP Westminster, LLC; MOB of California, LLC and MOB of Utah, LLC. All of HCPI/Tennessee, LLC’s assets were contributed to it by HCP and individuals and companies affiliated with MedCap Properties, LLC. See “Relationship of the Parties”.

We are a Maryland corporation. We have elected to be taxed as a REIT under the Internal Revenue Code, commencing with our taxable year ended December 31, 1985, and intend to maintain our qualification as a REIT. As of June 30, 2004, our gross investment in our properties, including partnership interests and mortgage loans, was approximately $3.3 billion. As of June 30, 2004, our portfolio of 538 properties in 43 states consisted of:

•      30 hospitals;

•      178 long-term care facilities;

•      121 assisted living and continuing care retirement communities;

•      185 medical office buildings; and

•      24 other health care facilities.

Purpose

HCPI/Tennessee, LLC’s purpose is to acquire, own, manage, operate, repair, renovate, maintain, improve, expand, redevelop, encumber, lease, hold for appreciation, sell or otherwise dispose of the properties owned by it and any other properties acquired by it in the future, and to invest and ultimately distribute the funds obtained from its business.	Under our charter, we may engage in the ownership of real property and any other lawful act or activity for which corporations may be organized under Maryland law. Our qualification and taxation as a REIT depends upon our ability to meet the various qualification tests imposed under the Internal Revenue Code relating to our actual annual operating results, asset diversification, distribution levels, and diversity of stock ownership. See “United States Federal Income Tax Considerations”.

HCPI/Tennessee, LLC / Delaware Law	HCP / Maryland Law

Additional Equity

See “Operating Agreement—Capital Contributions”.	The board of directors may issue, in its discretion, additional shares of common stock or preferred stock. However, the total number of shares issued cannot exceed the authorized number of shares of stock set forth in our charter.

Borrowing Policies

The operating agreement provides that HCPI/Tennessee, LLC is permitted to incur or assume debt, including debt to us or our affiliates.	We are not restricted under our charter or bylaws from incurring debt.

Management Control

All management powers over the business and affairs of HCPI/Tennessee, LLC are vested in us as the managing member. No non-managing member has any right to participate in or exercise control or management power over the business and affairs of HCPI/Tennessee, LLC, except for actions which require the consent of the holders of a majority of the non-managing member units held by non-managing members. See “—Voting Rights” and “Operating Agreement— Management”.	Our board of directors has exclusive control over our business affairs subject only to the applicable provisions of Maryland law and the provisions in our charter and bylaws.

Duties of Managing Members and Directors

Under Delaware law, we, as managing member of HCPI/Tennessee, LLC, are accountable to HCPI/Tennessee, LLC as a fiduciary and, consequently, are required to exercise good faith and integrity in all of our dealings with respect to HCPI/Tennessee, LLC’s affairs.	Under Maryland law, directors must perform their duties in good faith, in a manner that they reasonably believe to be in our best interests and with the care of an ordinarily prudent person in a like position under similar circumstances. Directors who act in such a manner generally will not be liable by reason of being a director. Under Maryland law, an act of a director is presumed to satisfy such standards.

Management Liability and Indemnification

HCPI/Tennessee, LLC has agreed to indemnify us, our directors and officers, the non-managing member representative and any other persons we designate (with the consent of the holders of a majority of the non-managing member interests held by non-managing members) from and against all claims, expenses, judgments and other amounts incurred in connection with any actions relating to the operation of HCPI/Tennessee, LLC in which these indemnitees are involved, unless:	Our charter contains a provision which eliminates the liability of directors and officers to us and our stockholders for money damages to the fullest extent permitted by Maryland law. Neither the provisions of our charter nor Maryland law limit the ability of us or our stockholders to obtain other relief, such as injunction or rescission. Our bylaws provide for indemnification of directors and officers to the fullest extent permitted by Maryland law.

•      the act or omission by the indemnitee was in bad faith and was material to the action or was the result of active and deliberate dishonesty;

•      the indemnitee received an improper personal benefit; or

•      in the case of any criminal proceeding, the indemnity had reasonable cause to believe the act or omission was unlawful.

HCPI/Tennessee, LLC is obligated to reimburse the reasonable expenses incurred by an indemnitee in advance of the final

HCPI/Tennessee, LLC / Delaware Law	HCP / Maryland Law

disposition of the proceeding if such indemnitee provides an affirmation of its good faith belief that the standard of conduct necessary for indemnification by HCPI/Tennessee, LLC has been met and a written undertaking to repay the amount of the reimbursed expenses if it is ultimately determined that such standard was not met. No member of HCPI/Tennessee, LLC, including HCP, is obligated to make capital contributions to enable HCPI/Tennessee, LLC to fund its indemnification obligations.

The operating agreement generally provides that neither we, our directors and officers, nor the non-managing member representative will incur liability to HCPI/Tennessee, LLC or any member for losses sustained or liabilities incurred as a result of errors in judgment or mistakes of fact or law or of any act or omission if we, our directors and officers or the non-managing member, as applicable, acted in good faith. In addition, we are not responsible for any misconduct or negligence on the part of our officers, directors or other agents, provided we appointed such agents in good faith. We, as well as the non-managing member representative, may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisors, and any action we, or the non-managing member representative, take or omit to take in reliance upon their opinion, as to matters which we reasonably believe to be within their professional or expert competence, will be conclusively presumed to have been done or omitted in good faith and in accordance with their opinion.

HCPI/Tennessee, LLC / Delaware Law	HCP / Maryland Law

Anti-takeover Provisions

Except in limited circumstances (see “—Voting Rights” below), we have exclusive management power over the business and affairs of HCPI/Tennessee, LLC. Accordingly, we may hinder the ability of HCPI/Tennessee, LLC to engage in a merger transaction or other business combination. We may not be removed as managing member by the other members with or without cause. Until October 2, 2013, we must pay a make-whole payment to each non-managing member if we cause HCPI/Tennessee, LLC to merge with another entity, sell all or substantially all of its assets or reclassify its outstanding equity interests without the consent of the holders of a majority of the non-managing member units held by non-managing members. These limitations may have the effect of hindering the ability of HCPI/Tennessee, LLC to enter into business combinations.

A non-managing member generally may not transfer all or any portion of its membership interest in HCPI/Tennessee, LLC without first offering that membership interest to the other non-managing members and then to us and otherwise obtaining our consent, which may not be unreasonably withheld. Accordingly, to the extent we act reasonably we may exercise our right of refusal to prevent a membership interest from being transferred to a particular third party.

The ability of a non-managing member to transfer its membership interest in HCPI/Tennessee, LLC may be further hindered by other factors. See “Operating Agreement—Transferability of Interests”.

Our charter and bylaws contain a number of provisions that may delay or discourage an unsolicited proposal for the acquisition of our company or the removal of incumbent management. These provisions include:

•      authorized capital stock that may be issued as preferred stock in the discretion of the board of directors, with voting or other rights superior to the common stock;

•      provisions designed to avoid concentration of share ownership in a manner that would jeopardize our status as a REIT under the Internal Revenue Code;

•      super-majority stockholder vote for certain business combinations; and

•      the advance notice provisions of our bylaws.

Maryland law also contains provisions which could delay, defer or prevent a change of control or other transaction. See “Provisions of Maryland Law and HCP’s Charter and Bylaws”.

Voting Rights

Under the operating agreement, the non-managing members do not have the right to vote on decisions relating to the operation or management HCPI/Tennessee, LLC, except for certain actions that require the consent of the holders of a majority of the non-managing member units held by non-managing members. Actions requiring the consent of the non-managing members are discussed above under “Operating Agreement—Management”.

Stockholders elect each director on the Board of Directors at the annual meeting of the stockholders to hold office until the next annual meeting of stockholders and until his or her successor is elected and qualifies.

Maryland law requires that major corporate transactions, including most amendments to our charter, must have stockholder approval as described below. All shares of common stock have one vote per share. Our charter permits the board of directors to classify and issue preferred stock in one or more series having voting power which may differ from that of the common stock. See “Description of Capital Stock”.

HCPI/Tennessee, LLC / Delaware Law	HCP / Maryland Law

The following is a comparison of the voting rights of the non-managing members of HCPI/Tennessee, LLC and of our stockholders as they relate to major transactions:

A. Amendment of the Charter Documents

Amendments to the operating agreement may be proposed by us as managing member of HCPI/Tennessee, LLC or by holders of a	Under our charter, most amendments to our charter must be approved by the board of directors and by the affirmative vote of

HCPI/Tennessee, LLC / Delaware Law	HCP / Maryland Law

majority of the non-managing member units held by non-managing members. Such proposal, in order to be effective, must be approved by the holders of a majority of the outstanding managing member units and non-managing member units voting together. In addition, amendments that would, among other things:

•      convert a non-managing member’s interest into a managing member interest;

•      modify the limited liability of a non-managing member;

•      materially alter the interest of any non-managing member in profits, losses or distributions;

•      materially alter or modify the right of a non-managing member to redeem its non-managing member units or the right to receive certain make-whole payments provided for by the operating agreement;

•      altering or modifying the obligation of HCPI/Tennessee, LLC, following its failure to satisfy its obligation to redeem a non-managing member’s non-managing member units, to maintain equity coverage of at least 120% of the total amount of cash that would have been required to redeem all outstanding non-managing member units as of the end of the preceding fiscal quarter;

•      alter or modify the restrictions on our ability to withdraw from the Company or transfer all or any portion of our interest;

•      alter or modify our obligation to make capital contributions in defined situations; or

•      cause the termination of HCPI/Tennessee, LLC at a time inconsistent with the terms of the operating agreement;

must be approved by each non-managing member that would be adversely affected by any such amendment. We may amend the operating agreement without the consent of the non-managing members if the purpose or the effect of such amendment is to reflect the admission, substitution, termination, or withdrawal of members, to satisfy any requirements, conditions or guidelines contained in any governmental order or required by law, to reflect changes that we reasonably determine are necessary for us to maintain our status as a REIT or to modify the manner in which capital accounts are computed.

at least a majority of the votes entitled to be cast by our stockholders on the matter.

The affirmative vote of holders of at least two-thirds of our voting stock is required to repeal or amend the provisions of the charter relating to:

•      business combinations,

•      the removal and setting of the minimum and maximum number of our directors and

•      certain limitations on ownership of our voting capital stock. See “Description of Capital Stock”.

B. Vote Required to Dissolve; Vote Required to Sell Assets or Merge

Dissolution. The consent of HCP and the holders of a majority of the non-managing members is generally required to dissolve HCPI/Tennessee, LLC. See “Operating Agreement— Management”.	Our dissolution must be approved by our board of directors by a majority vote of the entire board and by our stockholders by the affirmative vote of a majority of all the votes entitled to be cast by our stockholders on the matter. Our charter requires that “Business Combinations” between us and a beneficial holder of 10% or more of our outstanding voting stock be approved by the

HCPI/Tennessee, LLC / Delaware Law	HCP / Maryland Law

Sale of Assets. HCPI/Tennessee, LLC will be required to pay to the non-managing members a make-whole payment unless we first obtain the consent of the holders of a majority of the non-managing member units held by non-managing members before we dispose of the properties for a period of ten years, with each time period measured from the date such property was contributed to HCPI/Tennessee, LLC.

Merger. See “—Anti-Takeover Provisions”.

affirmative vote of at least 90% of our outstanding voting shares, unless unanimously approved in advance by our board or the “Business Combination” is between us and a wholly owned subsidiary. See the disclosure under “Transfer Restrictions, Redemption and Business Combination Provisions” in this prospectus. No approval of our stockholders is required for any sale of less than all or substantially all of our assets which is not a business combination.

Compensation, Fees and Distributions

We do not receive any compensation for our services as managing member of HCPI/Tennessee, LLC. HCPI/Tennessee, LLC will, however, reimburse HCP for all expenses incurred relating to the ongoing operation of HCPI/Tennessee, LLC and any other offering of additional interests in HCPI/Tennessee, LLC.	Our officers and outside directors receive compensation for their services as more fully described in the compensation information incorporated by reference in our annual report on Form 10-K, which is incorporated by reference into this prospectus.

Liability of Investors

Under the operating agreement and applicable Delaware law, the liability of the non-managing members for the debts and obligations of HCPI/Tennessee, LLC is generally limited to the amount of their investment in HCPI/Tennessee, LLC, together with their interest in any undistributed income, if any.	Under Maryland law, our stockholders are not personally liable for our debts or obligations solely as a result of their status as stockholders.

Liquidity

Except in limited circumstances (see “Operating Agreement—Transferability of Interests”) a non-managing member may not transfer all or any portion of its membership interest in HCPI/Tennessee, LLC without first offering that membership interest to the other non-managing members and then to us and otherwise obtaining our consent. HCP has the right to receive an opinion of counsel in connection with the transfer of a membership interest by a non-managing member to the effect that the transfer may be effected without registration under the Securities Act and will not otherwise violate any applicable federal or state securities law.

Shares of common stock issued pursuant to this prospectus will be freely transferable, subject to prospectus delivery and other requirements of the Securities Act, and the transfer restrictions in our charter.

Our common stock is listed on the New York Stock Exchange. The breadth and strength of this secondary market will depend, among other things, upon the number of shares outstanding, our financial results and prospects, the general interest in our and other real estate investments, and our dividend yield compared to that of other debt and equity securities.

Taxes

HCPI/Tennessee, LLC itself is not subject to federal income taxes. Instead, each holder of units includes its allocable share of HCPI/ Tennessee, LLC’s taxable income or loss in determining its individual federal income tax liability. Cash distributions from HCPI/ Tennessee, LLC are not taxable to a holder of non-managing member units except to the extent they exceed such holder’s basis in its interest in HCPI/ Tennessee, LLC.

Income and loss from HCPI/ Tennessee, LLC generally are subject to the “passive activity” limitations. Under the “passive activity” limitations, income and loss from HCPI/ Tennessee, LLC that is considered “passive income” generally can be offset against income and loss from other investments that constitute “passive activities”.

As long as we qualify as a REIT, distributions out of our current or accumulated earnings and profits, other than capital gain dividends discussed below, generally will constitute dividends taxable to our taxable U.S. stockholders as ordinary income and will not be eligible for the dividends-received deduction in the case of U.S. stockholders that are corporations. In addition, these distributions generally will not be eligible for treatment as “qualified dividend income” for individual U.S. stockholders. Distributions that we properly designate as capital gain dividends will be taxable to our taxable U.S. stockholders as gain from the sale or disposition of a capital asset, to the extent that such gain does not exceed our actual net capital gain for the taxable year. Distributions in excess of current and accumulated earnings and profits will be treated as a nontaxable return of capital to the extent of a stockholder’s adjusted basis in his, her or its common stock, with the excess taxed as capital gain.

HCPI/Tennessee, LLC / Delaware Law	HCP / Maryland Law

Holders of non-managing member units are required, in some cases, to file state income tax returns and/or pay state income taxes in the states in which HCPI/ Tennessee, LLC owns property, even if they are not residents of those states.

Distributions we make and gain arising from the sale or exchange by a U.S. stockholder of our shares will not be treated as passive activity income. As a result, U.S. stockholders generally will not be able to apply any “passive losses” against this income or gain.

Stockholders who are individuals generally will not be required to file state income tax returns and/or pay state income taxes outside of their state of residence with respect to our operations and distributions. We may be required to pay state income taxes in various states.

PROVISIONS OF MARYLAND LAW AND

HCP’S CHARTER AND BYLAWS

The following paragraphs summarize provisions of Maryland law and describe our charter and bylaws. This is a summary, and does not completely describe Maryland law, our charter or our bylaws. For a complete description, we refer you to the Maryland General Corporation Law, our charter and our bylaws. We have incorporated by reference our charter and bylaws as exhibits to the registration statement of which this prospectus is a part.

Election of Directors

Under our bylaws, we have ten directors unless increased or decreased by the board of directors or our stockholders. However, this number may not be fewer than three. At each annual meeting of stockholders, the election of directors shall be by a plurality of the votes cast. Holders of common stock have no right to cumulative voting for the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of shares of common stock can elect all of our directors. A vacancy resulting from an increase in the number of directors may be filled by a majority vote of the entire board of directors or by the affirmative vote of the holders of a majority of our shares then entitled to vote at an election of directors. Other vacancies may be filled by the vote of a majority of the remaining directors.

Removal of Directors

Under the terms of our charter and Maryland law, a director of ours may be removed by the affirmative vote of the holders of two-thirds of the outstanding shares of our voting stock or by a unanimous vote of all other directors. Our stockholders may elect a successor to fill any vacancy which results from the removal of a director.

Business Combinations

Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns ten percent or more of the voting power of the corporation’s shares; or

•	an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting stock of the corporation.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•	two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or which are held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. None of these provisions of the Maryland law will apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the interested stockholder becomes an interested stockholder.

In addition to the restrictions on business combinations provided under Maryland law, our charter also contains restrictions on business combinations. See “Transfer Restrictions, Redemption and Business Combination Provisions”.

Control Share Acquisitions

Maryland law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares of stock owned by the acquiror, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. “Control shares” are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or shares of stock for which the acquiror is able to exercise or direct the exercise of voting power except solely by virtue of a revocable proxy, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. Except as otherwise specified in the statute, a “control share acquisition” means the acquisition of control shares.

Once a person who has made or proposes to make a control share acquisition has undertaken to pay expenses and satisfied other conditions, the person may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may be able to redeem any or all of the control shares for fair value, except for control shares for which voting rights previously have been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined without regard to the absence of voting rights for control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of control shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of these appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. Some of the limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a control share acquisition.

The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or bylaws of the corporation. Our charter and bylaws do not provide for any such exemption.

Duties of Directors with Respect to Unsolicited Takeovers

Maryland law provides protection for Maryland corporations against unsolicited takeovers by limiting, among other things, the duties of the directors in unsolicited takeover situations. The duties of directors of Maryland corporations do not require them to (a) accept, recommend or respond to any proposal by a person seeking to acquire control of the corporation, (b) make a determination under the Maryland Business Combination Act or the Maryland Control Share Acquisition Act, or (c) act or fail to act solely because of the effect the act or failure to act may have on an acquisition or potential acquisition of control of the corporation or the amount or type of consideration that may be offered or paid to the stockholders in an acquisition. Moreover, under Maryland law the act of a director of a Maryland corporation relating to or affecting an acquisition or potential acquisition of control is not subject to any higher duty or greater scrutiny than is applied to any other act of a director. Maryland law also contains a statutory presumption that an act of a director of a Maryland corporation satisfies the applicable standards of conduct for directors under Maryland law.

Amendments to the Charter

Provisions of our charter on business combinations, the number of directors and certain ownership restrictions may be amended only if approved by our board of directors and by our stockholders by the affirmative vote of two-thirds of all of the votes entitled to be cast by our stockholders on the matter. Other amendments to our charter require approval by our board of directors and approval by our stockholders by the affirmative vote of a majority of all the votes entitled to be cast by our stockholders on the matter.

Amendment to the Bylaws

Provisions of our bylaws on the number of directors and the vote required to amend the bylaws may be amended only by unanimous vote of the board of directors or by the affirmative vote of not less than 90% of all of the votes entitled to be cast by our stockholders on the matter. Other amendments to our bylaws require the affirmative vote of a majority of the entire board of directors or the affirmative vote of two-thirds of all of the votes entitled to be cast by our stockholders on the matter.

Dissolution of Health Care Property Investors, Inc.

Our dissolution must be approved by our board of directors by a majority vote of the entire board and by our stockholders by the affirmative vote of a majority of all the votes entitled to be cast by our stockholders on the matter.

Advance Notice of Director Nominations and New Business; Procedures of Special Meetings Requested by Stockholders

Our bylaws provide that nominations of persons for election to the board of directors and the proposal of business to be considered by stockholders at the annual or special meeting of stockholders may be made only:

•	pursuant to our notice of the meeting;

•	by or at the direction of the board of directors; or

•	by a stockholder who was a stockholder at the time the notice of meeting was given and is entitled to vote at the meeting and who has complied with the advance notice procedures, including the minimum time period, described in the bylaws.

Our bylaws also provide that only the business specified in our notice of meeting may be brought before a special meeting of stockholders. Our bylaws provide that our stockholders have the right to call a special meeting only upon the written request of the stockholders holding in the aggregate not less than 50% of the outstanding shares entitled to vote on the business proposed to be transacted at such meeting.

Anti-Takeover Effect of Provisions of Maryland Law and of the Charter and Bylaws

The provisions in the charter on removal of directors and business combinations, the business combinations and control share acquisition provisions of Maryland law, the advance notice provisions of our bylaws and the provisions of our bylaws relating to stockholder-requested special meetings may delay, defer or prevent a change of control or other transaction in which holders of some, or a majority, of the common stock might receive a premium for their common stock over the then prevailing market price or which such holders might believe to be otherwise in their best interests.

Limitation of Liability and Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages. However, a Maryland corporation may not limit liability resulting from actual receipt of an improper benefit or profit in money, property or services. Also, liability resulting from active and deliberate dishonesty may not be eliminated if a final judgment establishes that the dishonesty is material to the cause of action. Our charter contains a provision which limits the liability of directors and officers for money damages to the maximum extent permitted by Maryland law. This provision does not limit our right or that of our stockholders to obtain equitable relief, such as an injunction or rescission.

Our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify and, without requiring a preliminary determination as to the ultimate entitlement to indemnification, to pay or reimburse reasonable expenses before final disposition of a proceeding to:

•	any present or former director or officer who is made a party to the proceeding by reason of his service in that capacity; or

•	any individual who, while one of our directors or officers and at our request, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise and who is made a party to the proceeding by reason of his service in that capacity.

The bylaws authorize us, with the approval of our board of directors, to provide indemnification and advancement of expenses to our agents and employees.

Unless limited by a corporation’s charter, Maryland law requires a corporation to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. Our charter does not alter this requirement.

Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against:

•	judgments;

•	penalties;

•	fines;

•	settlements; and

•	reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities.

Maryland law does not permit a corporation to indemnify its present and former directors and officers if it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under Maryland law, a Maryland corporation generally may not indemnify for an adverse judgment in a suit by or in the right of the corporation. Also, a Maryland corporation generally may not indemnify for a judgment of liability on the basis that personal benefit was improperly received. In either of these cases, a Maryland corporation may indemnify for expenses only if a court so orders.

Maryland law permits a corporation to advance reasonable expenses to a director or officer. First, however, the corporation must receive a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation. The corporation must also receive a written undertaking, either by the director or officer or on his behalf, to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met. The termination of any proceeding by conviction, or upon a plea of nolo contendere or its equivalent, or an entry of any order of probation prior to judgment, creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted.

The operating agreement also provides for indemnification of us, as managing member, and our officers and directors generally to the same extent as permitted by Maryland law for a corporation’s officers and directors. The operating agreement also limits our liability to HCPI/Tennessee, LLC and its partners in the case of losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or any act or omission made in good faith.

It is the position of the Commission that indemnification of directors and officers for liabilities arising under the Securities Act is against public policy and is unenforceable pursuant to Section 14 of the Securities Act.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material United States federal income tax considerations regarding our company and the issuance and resale of our common stock. This summary is based on current law, is for general information only and is not tax advice, and the anticipated income tax treatment described in this prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time.

This summary deals only with shares of common stock and the HCPI/Tennessee, LLC units held as “capital assets” (generally, property held for investment within the meaning of Section 1221 of the Internal Revenue Code). Your tax treatment will vary depending on your particular situation, and this discussion does not purport to deal with all aspects of taxation that may be relevant to a holder of our common stock or HCPI/Tennessee, LLC units in light of his or her personal investment or tax circumstances, or to holders who receive special treatment under the federal income tax laws except to the extent discussed under the headings “—Taxation of Tax-Exempt Stockholders” and “—Taxation of Non-U.S. Stockholders”. Holders of common stock or HCPI/Tennessee, LLC units receiving special treatment include, without limitation:

•	insurance companies;

•	financial institutions, broker-dealers or dealers in securities;

•	“S” corporations;

•	United States expatriates;

•	pension plans and other tax-exempt organizations;

•	stockholders holding securities as part of a conversion transaction, or a hedge or hedging transaction (or other risk reduction or constructive sale transaction) or as a position in a straddle for tax purposes;

•	foreign entities or individuals who are not citizens or residents of the United States;

•	United States persons whose functional currency is not the United States dollar; and

•	persons who are subject to the alternative minimum tax provisions of the Internal Revenue Code.

If a holder is an entity treated as a partnership for United States federal income tax purposes, the tax treatment of the partnership and each partner of such partnership will generally depend upon the status of the partner and upon the activities of the partnership. Partnerships which hold our common stock, and partners in such partnerships, should consult their tax advisors.

In addition, this summary does not purport to deal with aspects of taxation that may be relevant to a limited partner of our operating partnership except to the extent described in “—Tax Consequences of the Exercise of Redemption Rights”.

The information in this section is based on:

•	the Internal Revenue Code;

•	current, temporary and proposed Treasury Regulations promulgated under the Internal Revenue Code;

•	the legislative history of the Internal Revenue Code;

•	current administrative interpretations and practices of the Internal Revenue Service; and

•	court decisions;

in each case, as of the date of this prospectus. In addition, the administrative interpretations and practices of the Internal Revenue Service include its practices and policies as expressed in private letter rulings that are not binding on the Internal Revenue Service except with respect to the particular taxpayers who requested and received those rulings. Future legislation, Treasury Regulations, administrative interpretations and practices and/or court decisions may adversely affect the tax considerations described in this prospectus. Any such change could apply retroactively to transactions preceding the date of the change. We have not requested and do not intend to request a ruling from the Internal Revenue Service that we qualify as a REIT, and the statements in this prospectus are not binding on the Internal Revenue Service or any court. Thus, we can provide no assurance that the tax considerations contained in this summary will not be challenged by the Internal Revenue Service or will be sustained by a court if challenged by the Internal Revenue Service. This summary does not discuss any state, local or foreign tax consequences associated with the acquisition, ownership, sale or other disposition of the HCPI/Tennessee, LLC units, our common stock, or our election to be taxed as a REIT.

You are urged to consult your tax advisor regarding the specific tax consequences to you of:

•	the exchange of your HCPI/Tennessee, LLC units for our common stock or cash;

•	the acquisition, ownership and sale or other disposition of our common stock, including the federal, state, local, foreign and other tax consequences;

•	our election to be taxed as a REIT for federal income tax purposes; and

•	potential changes in applicable tax laws.

Tax Consequences of the Exercise of Redemption Rights

If you exercise your right to require HCPI/Tennessee, LLC to acquire all or part of your units, and we elect to acquire some or all of your units in exchange for our common stock, the exchange will be a fully taxable transaction. You generally will recognize gain in an amount equal to the value of our common stock received, plus the amount of liabilities of HCPI/Tennessee, LLC allocable to your units being exchanged, less your tax basis in those units. The recognition of any loss is subject to a number of limitations set forth in the Internal Revenue Code. The character of any gain or loss as capital or ordinary will depend on the nature of the assets of HCPI/Tennessee, LLC at the time of the exchange. The tax treatment of any acquisition of your units by HCPI/Tennessee, LLC in exchange for cash may be similar, depending on your circumstances.

Taxation of the Company

General. We elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, commencing with our taxable year ending December 31, 1985. We believe we have been organized and have operated in a manner which allows us to qualify for taxation as a REIT under the Internal Revenue Code commencing with our taxable year ending December 31, 1985. We currently intend to continue to operate in this manner. However, qualification and taxation as a REIT depends upon our ability to meet the various qualification tests imposed under the Internal Revenue Code, including through actual annual operating results, asset diversification, distribution levels and diversity of stock ownership. Accordingly, no assurance can be given that we have operated or will continue to operate in a manner so as to qualify or remain qualified as a REIT. See the section below entitled “—Failure to Qualify”.

The sections of the Internal Revenue Code and the corresponding Treasury Regulations that relate to the qualification and operation of a REIT are highly technical and complex. The following sets forth the material aspects of the sections of the Internal Revenue Code that govern the federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Internal Revenue Code provisions, Treasury Regulations, and related administrative and judicial interpretations thereof.

Latham & Watkins LLP has acted as our tax counsel in connection with this registration of our common stock and our election to be taxed as a REIT. Latham & Watkins LLP has rendered an opinion to us to the effect that, commencing with our taxable year ending December 31, 1985, we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT, and that our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Internal Revenue Code. It must be emphasized that this opinion was based on various assumptions and representations as to factual matters, including representations made by us in a factual certificate provided by one of our officers. In addition, this opinion was based upon our factual representations set forth in this prospectus. Moreover, our qualification and taxation as a REIT depends upon our ability to meet, through actual annual operating results, asset diversification, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Internal Revenue Code discussed below, the results of which have not been and will not be reviewed by our tax counsel. Accordingly, no assurance can be given that our actual results of operation for any particular taxable year have satisfied or will satisfy those requirements. Latham & Watkins LLP has no obligation to update its opinion subsequent to its date. Further, the anticipated income tax treatment described in this prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. See “—Failure to Qualify”.

If we qualify for taxation as a REIT, we generally will not be required to pay federal corporate income taxes on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” that ordinarily results from investment in a C corporation. A C corporation generally is a corporation required to pay full corporate-level tax. Double taxation means taxation that occurs once at the corporate-level when the income is earned and once again at the stockholder-level when the income is distributed. We will be required to pay federal income tax, however, as follows:

•	First, we will be required to pay tax at regular corporate tax rates on any undistributed REIT taxable income, including undistributed net capital gains.

•	Second, we may be required to pay the “alternative minimum tax” on our items of tax preference under certain circumstances.

•	Third, if we have: (a) net income from the sale or other disposition of “foreclosure property” which is held primarily for sale to customers in the ordinary course of business; or (b) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. Foreclosure property generally is defined as property we acquired through foreclosure or after a default on a loan secured by the property or a lease of the property.

•	Fourth, we will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held as inventory or primarily for sale to customers in the ordinary course of business.

•	Fifth, if we fail to satisfy the 75% gross income test or the 95% gross income test, as described below, but have otherwise maintained our qualification as a REIT because certain other requirements are met, we will be required to pay a tax equal to (a) the greater of (i) the amount by which 75% of our gross income exceeds the amount qualifying under the 75% gross income test and (ii) the amount by which 90% of our gross income exceeds the amount qualifying under the 95% gross income test, multiplied by (b) a fraction intended to reflect our profitability.

•	Sixth, we will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for the year, (b) 95% of our REIT capital gain net income for the year, and (c) any undistributed taxable income from prior periods.

•	Seventh, if we acquire any asset from a corporation which is or has been a C corporation in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we subsequently recognize gain on the disposition of the asset during the ten-year period beginning on the date on which we acquired the asset, then we will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, in each case determined as of the date on which we acquired the asset. The results described in this paragraph with respect to the recognition of gain assume that the C corporation will refrain from making an election to receive different treatment under existing Treasury Regulations on its tax return for the year in which we acquire an asset from the C corporation.

•	Eighth, we will be subject to a 100% tax on any “redetermined rents,” “redetermined deductions” or “excess interest”. In general, redetermined rents are rents from real property that are overstated as a result of services furnished to any of our tenants by a “taxable REIT subsidiary” of ours. See “—Ownership of Interests in Taxable REIT Subsidiaries”. Redetermined deductions and excess interest generally represent amounts that are deducted by a taxable REIT subsidiary of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s-length negotiations.

Requirements for Qualification as a REIT. The Internal Revenue Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	that issues transferable shares or transferable certificates to evidence its beneficial ownership;

(3)	that would be taxable as a domestic corporation but for Sections 856 through 860 of the Internal Revenue Code;

(4)	that is not a financial institution or an insurance company within the meaning of the Internal Revenue Code;

(5)	that is beneficially owned by 100 or more persons;

(6)	not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, as defined in the Internal Revenue Code to include certain entities, during the last half of each taxable year; and

(7)	that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

The Internal Revenue Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), pension funds and other specified tax-exempt entities generally are treated as individuals, except that a “look-through” exception applies with respect to pension funds.

We believe that we have been organized, have operated and have issued sufficient shares of capital stock with sufficient diversity of ownership to allow us to satisfy conditions (1) through (7) inclusive. In addition, our charter documents provide for restrictions regarding ownership and transfer of our shares which are intended to assist us in continuing to satisfy the share ownership requirements described in conditions (5) and (6) above. These stock ownership and transfer restrictions are described in “Description of Capital Stock – Transfer Restrictions, Redemption and Business Combination Provisions” and “Description of Capital Stock – Restrictions on Ownership and Transfer Relating to Preferred Stock”. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in conditions (5) and (6) above. If we fail to satisfy these share ownership requirements, except as provided in the next sentence, our status as a REIT will terminate. If, however, we comply with the rules contained in applicable Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement. See the section below entitled “—Failure to Qualify”.

In addition, we may not maintain our status as a REIT unless our taxable year is the calendar year. We have and will continue to have a calendar taxable year.

Ownership of a Partnership Interest. We own and operate one or more properties through partnerships and limited liability companies. Treasury Regulations provide that if we are a partner in a partnership, we will be deemed to own our proportionate share of the assets of the partnership. Also, we will be deemed to be entitled to our proportionate share of the income of the partnership. The character of the assets and gross income of the partnership retains the same character in our hands for purposes of Section 856 of the Internal Revenue Code, including satisfying the gross income tests and the asset tests. In addition, for these purposes, the assets and items of income of any partnership in which we own a direct or indirect interest include such partnership’s share of assets and items of income of any partnership in which it owns an interest. We have included a brief summary of the rules governing the federal income taxation of partnerships and their partners below in “—Tax Aspects of the Partnerships”. The treatment described above also applies with respect to the ownership of interests in limited liability companies or other entities that are treated as partnerships for tax purposes.

We have direct or indirect control of certain partnerships and limited liability companies and intend to continue to operate them in a manner consistent with the requirements for qualification as a REIT. We are a limited partner or non-managing member in certain partnerships and limited liability companies. If such a partnership or limited liability company were to take actions which could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a REIT income or asset test, and that we would not become aware of such action in a time frame which would allow us to dispose of our interest in the applicable entity or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless entitled to relief, as described below.

Ownership of Interests in Qualified REIT Subsidiaries. We own and operate a number of properties through our wholly-owned subsidiaries that we believe will be treated as “qualified REIT subsidiaries” under the Internal Revenue Code. A corporation will qualify as our qualified REIT subsidiary if we own 100% of its outstanding stock and if we do not elect with the subsidiary to treat it as a “taxable REIT subsidiary,” as described below. A corporation that is a qualified REIT subsidiary is not treated as a separate corporation, and all assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, deduction and credit (as the case may be) of the parent REIT for all purposes under the Internal Revenue Code (including all REIT qualification tests). Thus, in applying the requirements described in this prospectus, the subsidiaries in which we own a 100% interest (other than any taxable REIT subsidiaries) are ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries are treated as our assets, liabilities and items of income, deduction and credit. A qualified REIT subsidiary is not subject to federal income tax, and our ownership of the stock of a qualified REIT subsidiary does not violate the restrictions against ownership of securities of any one issuer which constitute more than 10% of the voting power or value of such issuer’s securities or more than 5% of the value of our total assets, as described below in “—Asset Tests”.

Ownership of Interests in Taxable REIT Subsidiaries. A taxable REIT subsidiary of ours is a corporation, other than a REIT, in which we directly or indirectly hold stock and that has made a joint election with us to be treated as a taxable REIT subsidiary. A taxable REIT subsidiary also includes any corporation, other than a REIT, with respect to which a taxable REIT subsidiary, in which we own an interest, owns directly or indirectly securities, other than certain “straight debt” securities, possessing more than 35% of the total voting power or value of the outstanding securities of such corporation. A taxable REIT subsidiary may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT, except that a taxable REIT subsidiary may not directly or indirectly operate or manage a lodging or health care facility or directly or indirectly provide to any other person (under a franchise, license or otherwise) rights to any brand name under which any lodging or health care facility is operated. A taxable REIT subsidiary is subject to federal income tax, and state and local income tax where applicable, as a regular C corporation. In addition, a taxable REIT subsidiary of ours may be prevented from deducting interest on debt that we directly or indirectly fund if certain tests regarding the taxable REIT subsidiary’s debt-to-equity ratio and interest expense are not satisfied. We currently own interests in HCP TRS, Inc., HCPI Investments, Inc. and MOB Special Member, Inc. and have jointly elected with each of these corporations to treat it as one of our taxable REIT subsidiaries. We may acquire interests in additional taxable REIT subsidiaries in the future. As a result, our ownership of securities of HCP TRS, Inc., HCPI Investments, Inc. and MOB Special Member, Inc. will not be subject to the 10% asset test described below, and their operations will be subject to the provisions described above concerning taxable REIT subsidiaries. See “—Asset Tests”.

Income Tests. We must satisfy two gross income requirements annually to maintain our qualification as a REIT:

•	First, in each taxable year, we must derive directly or indirectly at least 75% of our gross income, excluding gross income from prohibited transactions, from (a) certain investments relating to real property or mortgages on real property, including “rents from real property” and, in some circumstances, interest, or (b) some types of temporary investments; and

•	Second, in each taxable year, we must derive at least 95% of our gross income, excluding gross income from prohibited transactions, from these real property investments, dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing.

For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of the amount depends in whole or in part on the income or profits of any person. An amount received or accrued generally will not be excluded from the term “interest,” however, solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Rents we receive from a tenant will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if the following conditions are met:

•	The amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales;

•	We, or an actual or constructive owner of 10% or more of our capital stock, must not actually or constructively own 10% or more of the interests in the assets or net profits of the tenant, or, if the tenant is a corporation, 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of the tenant. Rents we receive from one of our taxable REIT subsidiaries, however, will not be excluded from the definition of “rents from real property” if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the taxable REIT subsidiary are comparable to rents paid by our other tenants for comparable space;

•	Rent attributable to personal property, leased in connection with a lease of real property, must not be greater than 15% of the total rent we receive under the lease. If this requirement is not met, then the portion of rent attributable to personal property will not qualify as “rents from real property;” and

•	We generally must not operate or manage the property or furnish or render services to the tenants of the property, subject to a 1% de minimis exception, other than through an independent contractor from whom we derive no revenue. We may, however, directly perform certain services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of such services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. In addition, we may employ an independent contractor to provide customary services, or a taxable REIT subsidiary, which may be wholly or partially owned by us, to provide both customary and non-customary services to our tenants without causing the rent we receive from those tenants to fail to qualify as “rents from real property”. Any amounts we receive from a taxable REIT subsidiary with respect to the taxable REIT subsidiary’s provision of non-customary services will, however, be non-qualifying income under the 75% gross income test and, except to the extent received through the payment of dividends, the 95% gross income test.

We generally do not intend to receive rent which fails to satisfy any of the above conditions. Notwithstanding the foregoing, we may have taken and may continue to take actions which fail to satisfy one or more of the above conditions to the extent that we determine, based on the advice of our tax counsel, that those actions will not jeopardize our tax status as a REIT.

We believe that the aggregate amount of our non-qualifying income, from all sources, in any taxable year will not exceed the limit on non-qualifying income under the gross income tests. If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under certain provisions of the Internal Revenue Code. Generally, we may avail ourselves of the relief provisions if:

•	our failure to meet these tests was due to reasonable cause and not due to willful neglect;

•	we attach a schedule of the sources of our income to our federal income tax return; and

•	any incorrect information on the schedule was not due to fraud with intent to evade tax.

It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because non-qualifying income that we intentionally accrue or receive exceeds the limits on non-qualifying income, the Internal Revenue Service could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed above in “—Taxation of the Company—General,” even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our non-qualifying income. We may not always be able to comply with the gross income tests for REIT qualification despite our periodic monitoring of our income.

Prohibited Transaction Income. Any gain that we realize on the sale of any property held as inventory or otherwise held primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Our gain would include any gain realized by our qualified REIT subsidiaries and our share of any gain realized by any of the partnerships or limited liability companies in which we own an interest. This prohibited transaction income may also adversely affect our ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. We intend to hold our properties for investment with a view to long-term appreciation and to engage in the business of acquiring, developing and owning our properties. We have made, and may in the future make, occasional sales of the properties as are consistent with our investment objectives. We do not intend to enter into any sales that are prohibited transactions. The Internal Revenue Service may contend, however, that one or more of these sales is subject to the 100% penalty tax.

Redetermined Rents. Any redetermined rents, redetermined deductions or excess interest we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of services furnished by one of our taxable REIT subsidiaries to any of our tenants, and redetermined deductions and excess interest represent amounts that are deducted by a taxable REIT subsidiary for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s-length negotiations. Rents we receive will not constitute redetermined rents if they qualify for the safe harbor provisions contained in the Internal Revenue Code. Safe harbor provisions are provided where generally:

•	Amounts are received by a REIT for services customarily furnished or rendered by its taxable REIT subsidiary in connection with the rental of real property;

•	Amounts are excluded from the definition of impermissible tenant service income as a result of satisfying the 1% de minimis exception;

•	The taxable REIT subsidiary renders a significant amount of similar services to unrelated parties and the charges for such services are substantially comparable;

•	Rents paid to the REIT by tenants who are not receiving services from the taxable REIT subsidiary are substantially comparable to the rents paid by the REIT’s tenants leasing comparable space who are receiving such services from the taxable REIT subsidiary and the charge for the services is separately stated; and

•	The taxable REIT subsidiary’s gross income from the service is not less than 150% of the subsidiary’s direct cost of furnishing or rendering the service.

Asset Tests. At the close of each quarter of our taxable year, we also must satisfy four tests relating to the nature and diversification of our assets:

•	First, at least 75% of the value of our total assets, including assets held by our qualified REIT subsidiaries and our allocable share of the assets held by the partnerships and limited liability companies in which we own an interest, must be represented by real estate assets, cash, cash items and government securities. For purposes of this test, the term “real estate assets” generally means real property (including interests in real property and interests in mortgages on real property) and shares (or transferable certificates of beneficial interest) in other REITs, as well as any stock or debt instrument attributable to the investment of the proceeds of a stock offering or a public debt offering with a term of at least five years, but only for the one-year period beginning on the date the REIT receives such proceeds;

•	Second, not more than 25% of the value of our total assets may be represented by securities other than those securities included in the 75% asset test;

•	Third, of the investments included in the 25% asset class and except for certain investments in other REITs and our qualified REIT subsidiaries and taxable REIT subsidiaries, the value of any one issuer’s securities may not exceed 5% of the value of our total assets, and we may not own more than 10% of the total vote or value of any one issuer’s outstanding securities; and

•	Fourth, not more than 20% of the value of our total assets may be represented by the securities of one or more taxable REIT subsidiaries.

The 10% value limitation and the 20% asset test are effective for taxable years ending after December 31, 2000.

We currently own 100% of the outstanding stock of HCP TRS, Inc., HCPI Investments, Inc. and MOB Special Member, Inc. Each of HCP TRS, Inc., HCPI Investments, Inc. and MOB Special Member, Inc. have elected, together with us, to be treated as taxable REIT subsidiaries. So long as HCP TRS, Inc., HCPI Investments, Inc. and MOB Special Member, Inc. qualify as taxable REIT subsidiaries, we will not be subject to the 5% asset test, the 10% voting securities limitation or the 10% value limitation with respect to our ownership of their securities. We, HCP TRS, Inc., HCPI Investments, Inc. or MOB Special Member, Inc. may acquire securities in other taxable REIT subsidiaries in the future. We believe that the aggregate value of our taxable REIT subsidiaries will not exceed 20% of the value of our gross assets. With respect to each issuer in which we currently own an interest that does not qualify as a REIT, a qualified REIT subsidiary or a taxable REIT subsidiary, we believe that our ownership of the securities of any such issuer has complied with the 5% value limitation, the 10% voting securities limitation and the 10% value limitation. No independent appraisals have been obtained to support these conclusions. In addition, there can be no assurance that the Internal Revenue Service will not disagree with our determinations of value. We also own, and may continue to make, loans which must qualify under the “straight debt safe-harbor” in order to satisfy the 10% value limitation described above. We believe, based on the advice of our tax counsel, that all of these loans have qualified under this safe-harbor. However, there is relatively little authority interpreting this safe-harbor and, as a result, there can be no assurance that the Internal Revenue Service would not take a contrary position.

The asset tests must be satisfied not only on the date that we (directly or through our partnerships or limited liability companies) acquire securities in the applicable issuer, but also each time we increase our ownership of securities of such issuer, including as a result of increasing our interest in a partnership or limited liability company which owns such securities. For example, our indirect ownership of securities of an issuer may increase as a result of our capital contributions to a partnership or limited liability company. After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy an asset test because we acquire securities or other property during a quarter (including as a result of an increase in our interests in a partnership or limited liability company), we can cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. Although we expect to satisfy the asset tests and plan to take steps to ensure that we satisfy such tests for any quarter with respect to which retesting is to occur, there can be no assurance that such steps will always be successful or will not require a reduction in our overall interest in an issuer (including in a taxable REIT subsidiary). If we fail to timely cure any noncompliance with the asset tests, we would cease to qualify as a REIT.

Annual Distribution Requirements. To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of:

•	90% of our “REIT taxable income”; and

•	90% of our after tax net income, if any, from foreclosure property; minus

•	the excess of the sum of specified items of our non-cash income items over 5% of our “REIT taxable income” as described below.

Our “REIT taxable income” is computed without regard to the dividends paid deduction and our net capital gain. In addition, for purposes of this test, non-cash income means income attributable to leveled stepped rents, original issue discount on purchase money debt, cancellation of indebtedness, and any like-kind exchanges that are later determined to be taxable.

In addition, if we dispose of any asset we acquired from a corporation which is or has been a C corporation in a transaction in which our basis in the asset is determined by reference to the basis of the asset in the hands of that C corporation, within the ten-year period following our acquisition of such asset, we would be required to distribute at least 90% of the after-tax gain, if any, we recognized on the disposition, to the extent that gain does not exceed the excess of (a) the fair market value of the asset on the date we acquired the asset over (b) our adjusted basis in the asset on the date we acquired the asset.

We must pay these distributions in the taxable year to which they relate, or in the following taxable year if they are declared before we timely file our tax return for that year and paid on or before the first regular dividend payment following their declarations. Except as provided below, these distributions are taxable to our stockholders, other than tax-exempt entities in the year in which paid. This is so even though these distributions relate to the prior year for purposes of our 90% distribution requirement. The amount distributed must not be preferential. To avoid being preferential, every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated other than according to its dividend rights as a class. To the extent that we do not distribute all of our net capital gain, or distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be required to pay tax on the undistributed amount at regular corporate tax rates. We believe we have made, and intend to continue to make, timely distributions sufficient to satisfy these annual distribution requirements.

We expect that our REIT taxable income will be less than our cash flow because of depreciation and other non-cash charges included in computing REIT taxable income. Accordingly, we anticipate that we will generally have sufficient cash or liquid assets to enable us to satisfy our distribution requirements described above. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining our taxable income. If these timing differences occur, we may need to arrange for short-term, or possibly long-term, borrowings or need to pay dividends in the form of taxable stock dividends in order to meet the distribution requirements.

Under certain circumstances, we may be able to rectify an inadvertent failure to meet the 90% distribution requirement for a year by paying “deficiency dividends” to stockholders in a later year, which we may include in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest to the Internal Revenue Service based upon the amount of any deduction taken for deficiency dividends.

In addition, we will be required to pay a 4% excise tax to the extent the amounts we actually distribute for a calendar year (or in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January immediately following such year) is less than the sum of 85% of our ordinary income for such year, 95% of our capital gain net income for the year and any undistributed taxable income from prior periods. Any ordinary income and capital gain net income on which this excise tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating such tax.

Distributions with declaration and record dates falling in the last three months of the calendar year, which are paid to our stockholders by the end of January immediately following that year, will be treated for federal income tax purposes as having been paid on December 31 of the prior year.

Like-Kind Exchanges. We have in the past disposed of properties in transactions intended to qualify as like-kind exchanges under the Internal Revenue Code, and may continue this practice in the future. Such like-kind exchanges are intended to result in the deferral of gain for federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could subject us to federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction.

Failure to Qualify

If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions of the Internal Revenue Code do not apply, we will be required to pay tax, including any applicable alternative minimum tax, on our taxable income at regular corporate tax rates. Distributions to our stockholders in any year in which we fail to qualify as a REIT will not be deductible by us, and we will not be required to distribute any amounts to our stockholders. As a result, we anticipate that our failure to qualify as a REIT would reduce the cash available for distribution by us to our stockholders. In addition, if we fail to qualify as a REIT, all distributions to our stockholders will be taxable as regular corporate dividends to the extent of our current and accumulated earnings and profits. In this event, subject to certain limitations under the Internal Revenue Code, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year in which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

Tax Aspects of the Partnerships

General. We own, directly or indirectly, interests in various partnerships and limited liability companies which are treated as partnerships or disregarded entities for federal income tax purposes and may own interests in additional partnerships and limited liability companies in the future. Our ownership interests in such partnerships and limited liability companies involves special tax considerations. These special tax considerations include, for example, the possibility that the Internal Revenue Service might challenge the status of one or more of the partnerships or limited liability companies in which we own an interest as partnerships or disregarded entities, as opposed to associations taxable as corporations, for federal income tax purposes. If a partnership or limited liability company in which we own an interest, or one or more of its subsidiary partnerships or limited liability companies, were treated as an association, it would be taxable as a corporation and therefore be subject to an entity-level tax on its income. In this situation, the character of our assets and items of gross income would change, and could prevent us from satisfying the REIT asset tests and possibly the REIT income tests (see “—Taxation of the Company – Asset Tests” and “—Taxation of the Company – Income Tests”). This, in turn, would prevent us from qualifying as a REIT. See “—Failure to Qualify” for a discussion of the effect of our failure to meet these tests. In addition, a change in the tax status of one or more of the partnerships or limited liability companies in which we own an interest might be treated as a taxable event. If so, we might incur a tax liability without any related cash distributions.

Treasury Regulations that apply for tax periods beginning on or after January 1, 1997, provide that a domestic business entity not otherwise organized as a corporation, an “eligible entity,” may elect to be taxed as a partnership or disregarded entity for federal income tax purposes. Unless it elects otherwise, an eligible entity in existence prior to January 1, 1997, will have the same classification for federal income tax purposes that it claimed under the entity classification Treasury Regulations in effect prior to this date. In addition, an eligible entity which did not exist or did not claim a classification prior to January 1, 1997, will be classified as a partnership or disregarded entity for federal income tax purposes unless it elects otherwise. All of the partnerships and limited liability companies in which we own an interest intend to claim classification as partnerships or disregarded entities under these Treasury Regulations. As a result, we believe that these partnerships and limited liability companies will be classified as partnerships or disregarded entities for federal income tax purposes.

Allocations of Income, Gain, Loss and Deduction. A partnership or limited liability company agreement will generally determine the allocation of income and losses among partners or members. These allocations, however, will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Internal Revenue Code and the related Treasury Regulations. Generally, Section 704(b) of the Internal Revenue Code and the related Treasury Regulations require that partnership and limited liability company allocations respect the economic arrangement of the partners and members. If an allocation is not recognized for federal income tax purposes, the relevant item will be reallocated according to the partners’ or members’ interests in the partnership or limited liability company, as the case may be. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners or members with respect to such item. The allocations of taxable income and loss in each of the partnerships and limited liability companies in which we own an interest are intended to comply with the requirements of Section 704(b) of the Internal Revenue Code and the applicable Treasury Regulations.

Tax Allocations with Respect to the Properties. Under Section 704(c) of the Internal Revenue Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership or limited liability company in exchange for an interest in the partnership or limited liability company must be allocated in a manner so that the contributing partner or member is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or loss is generally equal to the difference between the fair market value or book value and the adjusted tax basis of the contributed property at the time of contribution. These allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners or members. Some of the partnerships and/or limited liability companies in which we own an interest were formed by way of contributions of appreciated property. The relevant partnership and/or limited liability company agreements require that allocations be made in a manner consistent with Section 704(c) of the Internal Revenue Code. This could cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if the contributed properties were acquired in a cash purchase, and could cause us to be allocated taxable gain upon a sale of the contributed properties in excess of the economic or book income allocated to us as a result of such sale. These adjustments could make it more difficult for us to satisfy the REIT distribution requirements.

Taxation of Taxable U.S. Stockholders Generally

When we use the term “U.S. stockholder,” we mean a holder of shares of our common stock who, for federal income tax purposes:

•	is a citizen or resident of the United States;

•	is a corporation, partnership, limited liability company or other entity treated as a corporation or partnership for federal income tax purposes created or organized in or under the laws of the United States or of any State thereof or in the District of Columbia unless, in the case of a partnership or limited liability company, Treasury Regulations provide otherwise;

•	is an estate the income of which is subject to federal income taxation regardless of its source; or

•	is a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in the Treasury Regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to this date that elect to continue to be treated as United States persons, shall also be considered U.S. stockholders.

If you hold shares of our common stock and are not a U.S. stockholder, you are a “non-U.S. stockholder”. See “—Taxation of Non-U.S. Shareholders” below.

Distributions Generally. As long as we qualify as a REIT, distributions out of our current or accumulated earnings and profits, other than capital gain dividends discussed below, will constitute dividends taxable to our taxable U.S. stockholders as, in general, ordinary income and will not be eligible for the dividends-received deduction in the case of U.S. stockholders that are corporations. As a REIT, dividends by us of our ordinary income will generally not qualify as “qualified dividend income” eligible to be taxed in the case of individuals at capital gain rates. See “—Tax Rates” below.

To the extent that we make distributions in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. stockholder. This treatment will reduce the adjusted tax basis which each U.S. stockholder has in its shares of stock for tax purposes by the amount of the distribution, but not below zero. Distributions in excess of a U.S. stockholder’s adjusted tax basis in its shares will be taxable as capital gains, and will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and payable to a stockholder of record on a specified date in any of these months shall be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following calendar year. U.S. stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

Capital Gain Dividends. Distributions that we properly designate as capital gain dividends will be taxable to taxable U.S. stockholders as gains from the sale or disposition of a capital asset, to the extent that such gains do not exceed our actual net capital gain for the taxable year. Depending on the characteristics of the assets which produced these gains, and on certain designations, if any, which we may make, these gains may be taxable to non-corporate U.S. stockholders at a 15% or 25% rate. U.S. stockholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.

Passive Activity Losses and Investment Interest Limitations. Distributions we make and gain arising from the sale or exchange by a U.S. stockholder of our shares will not be treated as passive activity income. As a result, U.S. stockholders generally will not be able to apply any “passive losses” against this income or gain. A U.S. stockholder may elect to treat capital gain dividends, capital gains from the disposition of stock and qualified dividend income as investment income for purposes of computing the investment interest limitation, but in such case, the stockholder will be taxed at ordinary income rates on such amount. Other distributions made by the Company, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Retention of Net Capital Gains. We may elect to retain, rather than distribute as a capital gain dividend, all or a portion of our net capital gains. If we make this election, we would pay tax on our retained net capital gains. In addition, to the extent we so elect, a U.S. stockholder generally would:

•	include its pro rata share of our undistributed net capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls, subject to certain limitations as to the amount that is includable;

•	be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the U.S. stockholder’s long-term capital gains;

•	receive a credit or refund for the amount of tax deemed paid by it;

•	increase the adjusted basis of its common stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

•	in the case of a U.S. stockholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be promulgated by the Internal Revenue Service.

Dispositions of Our Common Stock. If a U.S. stockholder sells or disposes of its shares of our common stock, it will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and its adjusted basis in the shares for tax purposes. This gain or loss will be long-term capital gain or loss if it has held the common stock for more than one year. In general, if a U.S. stockholder recognizes loss upon the sale or other disposition of our common stock that it has held for six months or less, after applying certain holding period rules, the loss recognized will be treated as a long-term capital loss, to the extent the stockholder received distributions from us which were required to be treated as long-term capital gains.

Tax Rates

The maximum tax rate for non-corporate taxpayers for (1) capital gains, including “capital gain dividends,” has generally been reduced from 20% to 15% (although depending on the characteristics of the assets which produced these gains and on designations which we may make, certain capital gain dividends may be taxed at a 25% rate) and (2) “qualified dividend income” has generally been reduced from 38.6% to 15%. In general, dividends payable by REITs are not eligible for the reduced tax rate on corporate dividends, except to the extent that certain holding requirements have been met and the REIT’s dividends are attributable to dividends received from taxable corporations (such as its taxable REIT subsidiaries), to income that was subject to tax at the corporate/REIT level (for example, if it distributed taxable income that it retained and paid tax on in the prior taxable year) or to dividends properly designated by the REIT as “capital gain dividends”. Although these tax rate changes do not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable treatment of regular corporate dividends could cause investors who are individuals to consider stock of other corporations that pay dividends to be more attractive relative to the stock of REITs. The presently applicable provisions of the federal income tax laws relating to the 15% tax rate are currently scheduled to “sunset” or revert back to the provisions of prior law effective for taxable years beginning after December 31, 2008, at which time the capital gains tax rate will be increased to 20% and the rate applicable to dividends will be increased to the tax rate then applicable to ordinary income.

Backup Withholding

We report to our U.S. stockholders and the Internal Revenue Service the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the Internal Revenue Service. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder’s federal income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status. See “—Taxation of Non-U.S. Stockholders”.

Taxation of Tax-Exempt Stockholders

Dividend income from us and gain arising upon a sale of shares generally will not be unrelated business taxable income to a tax-exempt stockholder, except as described below. This income or gain will be unrelated business taxable income, however, if a tax-exempt stockholder holds its shares as “debt-financed property” within the meaning of the Internal Revenue Code or if the shares are used in a trade or business of the tax-exempt stockholder. Generally, debt-financed property is property the acquisition or holding of which was financed through a borrowing by the tax-exempt stockholder.

For tax-exempt stockholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, or qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) or (c)(20) of the Internal Revenue Code, respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” may be treated as unrelated business taxable income as to some trusts that hold more than 10%, by value, of the interests in the REIT. A REIT will not be a “pension-held REIT” if it is able to satisfy the “not closely held” requirement without relying on the “look-through” exception with respect to certain trusts. As a result of limitations on the transfer and ownership of stock contained in our charter, we do not expect to be classified as a “pension-held REIT,” and as a result, the tax treatment described in this paragraph should be inapplicable to our stockholders. However, because our stock will be publicly traded, we cannot guarantee that this will always be the case.

Taxation of Non-U.S. Stockholders

The preceding discussion does not address the rules governing federal income taxation of the ownership and disposition of our common stock by persons that are non-U.S. stockholders. When we use the term “non-U.S. stockholder” we mean stockholders who are not U.S. stockholders as described above under “—Taxation of Taxable U.S. Stockholders Generally”. In general, non-U.S. stockholders may be subject to special tax withholding requirements on distributions from us and with respect to their sale or other disposition of our common stock, except to the extent reduced or eliminated by an income tax treaty between the U.S. and the non-U.S. stockholder’s country. A non-U.S. stockholder who is a stockholder of record and is eligible for reduction or elimination of withholding must file an appropriate form with us in order to claim such treatment. Non-U.S. stockholders should consult their own tax advisors concerning the federal income tax consequences to them of an acquisition of shares of our common stock, including the federal income tax treatment of dispositions of interests in and the receipt of distributions from us.

Other Tax Consequences

We may be required to pay tax in various state or local jurisdictions, including those in which we transact business, and our stockholders may be required to pay tax in various state or local jurisdictions, including those in which they reside. Our state and local tax treatment may not conform to the federal income tax consequences discussed above. In addition, a stockholder’s state and local tax treatment may not conform to the federal income tax consequences discussed above. Consequently, prospective investors should consult their tax advisors regarding the effect of state and local tax laws on an investment in our shares.

Proposed Legislation

Recently, bills were passed by the United States House of Representatives (the “House”) and Senate (the “Senate”) that would amend certain rules relating to REITs. As of the date hereof, this proposed legislation has not been enacted into law. The proposed legislation would, among other things, include the following changes:

•	As discussed above under “—Taxation of the Company—Asset Tests,” we may not own more than 10% by vote or value of any one issuer’s securities. If we fail to meet this test at the end of any quarter and such failure is not cured within 30 days thereafter, we would fail to qualify as a REIT. Under the proposed legislation in the House bill, after the 30-day cure period, a REIT could dispose of sufficient assets to cure such a violation that does not exceed the lesser of 1% of the REIT’s assets at the end of the relevant quarter or $10,000,000. For violations due to reasonable cause that are larger than this amount, the proposed legislation would permit the REIT to avoid disqualification as a REIT, after the 30 day cure period, by taking steps including the disposition of sufficient assets to meet the asset test and paying a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets.

•	The proposed legislation in the House bill would expand the straight debt safe harbor under which certain types of securities are disregarded as securities when calculating the 10% value limitation discussed above.

•	The proposed legislation in the House bill also would change the formula for calculating the tax imposed for certain violations of the 75% and 95% gross income tests described above under “Taxation of the Company—Income Tests” and would make certain changes to the requirements for availability of the applicable relief provisions for failure to meet such tests.

•	The proposed legislation in the House bill would clarify a rule regarding our ability to enter into leases with our taxable REIT subsidiaries.

•

As discussed above under “—Taxation of the Company—Redetermined Rents,” amounts received by a REIT for services customarily furnished or rendered by its taxable REIT subsidiary in connection with the rental of real property are excluded from treatment as “redetermined rents” and therefore avoid the 100% penalty tax. The proposed legislation in the House bill would eliminate this exclusion.

•	The proposed legislation in the Senate bill would treat publicly-traded REIT capital gain dividends to certain non-U.S. stockholders the same as ordinary dividends resulting in certain changes to withholdings applicable to such capital gain dividends.

The foregoing is a non-exhaustive list of changes that would be made by the proposed legislation. The provisions contained in this proposed legislation relating to the expansion of the straight debt safe harbor and our ability to enter into leases with our taxable REIT subsidiaries would apply to taxable years beginning after December 31, 2000, and the remaining provisions described above generally would apply to taxable years beginning after the date the proposed legislation is enacted.

As of the date hereof, it is not possible to predict with any certainty whether the proposed legislation discussed above will be enacted in its current forms.

SELLING HOLDERS

“Selling holders” are those persons who may receive shares of our common stock registered pursuant to this registration statement upon the tender for redemption of non-managing member units of HCPI/Tennessee, LLC. The number of shares on the following table represents the number of shares of common stock held by the selling holders as of September 15, 2004, the number of shares of common stock that may be obtained by the selling holders upon the tender for redemption of all of their respective non-managing member units in exchange for shares of our common stock, the maximum number of shares that the selling holders may offer pursuant to this prospectus and the aggregate number of shares of common stock and the percentage of our outstanding shares of common stock that each of the selling holders would hold following the completion of this offering. The table assumes that no change in the adjustment factor, which determines the number of shares of our common stock issuable upon the exchange of a non-managing member unit of HCPI/Tennessee, LLC, will have occurred since the date of this prospectus. A change in the adjustment factor, and a corresponding change in the number of shares that may be offered by the selling holders pursuant to this prospectus, will occur if we declare a dividend on our common stock payable in common stock, split or subdivide our common stock or effect a reverse stock split or combine our common stock into a smaller number of shares.

The selling holders named below may from time to time offer the shares of common stock offered by this prospectus:

Name and Position at HCP	Total Shares Held Prior to Redemption of Units and Offering (1)		Shares Issuable Upon Redemption of Units (2)		Maximum Shares Offered Pursuant to this Prospectus(2)		Aggregate Shares Owned Following Redemption and Completion of Offering (2)(3)	Percentage of Outstanding Shares of Common Stock (2)(3)
Charles Crews	0		264,249	(7)	264,249	(7)	0	*
Charles A. Elcan (Executive Vice President—Medical Office Properties)	93,340	(4)	1,220,794	(8)	1,220,794	(8)	93,340	*
Thomas M. Klaritch (Senior Vice President—Medical Office Properties)	47,860	(5)	156,664	(9)	156,664	(9)	47,860	*
John Klaritch, as trustee of the 2002 Trust F/B/O Erica Ann Klaritch	0		17,549	(10)	17,549	(10)	0	*
John Klaritch, as trustee of the 2002 Trust F/B/O Thomas Michael Klaritch, Jr.	0		17,549	(11)	17,549	(11)	0	*
John Klaritch, as trustee of the 2002 Trust F/B/O Nicholas James Klaritch	0		17,549	(12)	17,549	(12)	0	*
John Klaritch, as trustee of the 2002 Trust F/B/O Adam Joseph Klaritch	0		17,549	(13)	17,549	(13)	0	*
Thomas Hulme (Vice President—Medical Office Properties)	10,610	(6)	93,195	(14)	93,195	(14)	10,610	*
Glenn T. Preston (Vice President—Medical Office Properties)	10,610	(6)	45,083	(15)	45,083	(15)	10,610	*
Janet Reynolds	0		21,931	(16)	21,931	(16)	0	*
R. Wayne Price (Vice President—Medical Office Properties)	10,610	(6)	102,200	(17)	102,200	(17)	10,610	*
James A. Croy (Vice President—Medical Office Properties)	10,610	(6)	110,888	(18)	110,888	(18)	10,610	*
Angela Playle (Vice President—Medical Office Properties)	10,610	(6)	43,873	(19)	43,873	(19)	10,610	*

*	Represents less than 1% of the total outstanding shares of our common stock.

(1)	Based on information available to us as of September 15, 2004. Does not include shares of common stock issuable upon redemption of non-managing member units of HCPI/Tennessee, LLC.

(2)	Assumes the selling holders tender all of their non-managing member units for redemption and we elect to satisfy our redemption obligation by issuing shares of common stock in exchange for the non-managing member units. The number of shares of common stock available for sale by each selling holder has been rounded down to the next whole share; to account for potential future transfers of units the total number of shares registered under this prospectus includes the aggregate fractional shares issuable to the selling holders.

(3)	Assumes that all shares received upon the redemption of non-managing member units are sold in this offering pursuant to this prospectus and that no other transactions with respect to shares of our common stock or units in HCPI/Tennessee, LLC occur. Percentages in the last column are based on 133,044,221 shares of our common stock outstanding as of September 30, 2004.

(4)	Includes (a) 20,000 shares issuable pursuant to options exercisable within 60 days of the date of this prospectus, (b) 67,000 shares of restricted stock granted on October 2, 2003, that are subject to transfer restrictions and a right of repurchase by us until they vest at the rate of 20% per year on each of the first five anniversaries of the grant date and (c) 6,340 shares of performance-based restricted stock, of which 3,060 shares will vest on March 15, 2007 and 3,280 shares will vest on March 15, 2009, assuming in each case the satisfaction of certain performance-based criteria.

(5)	Includes (a) 10,000 shares issuable pursuant to options exercisable within 60 days of the date of this prospectus, (b) 33,500 shares of restricted stock granted on October 2, 2003, that are subject to transfer restrictions and a right of repurchase by us until they vest at the rate of 20% per year on each of the first five anniversaries of the grant date and (c) 4,360 shares of performance-based restricted stock, of which 2,180 shares will vest on March 15, 2007 and 2,180 shares will vest on March 15, 2009, assuming in each case the satisfaction of certain performance-based criteria.

(6)	For each individual, consists of 4,000 shares of restricted stock granted on November 10, 2003 and 6,610 shares of restricted stock granted on March 15, 2004. The shares of restricted stock are subject to transfer restrictions and a right of repurchase by us until they vest at a rate of 20% per year on each of the first five anniversaries of the grant date.

(7)	Includes 73,519 shares of common stock that may be issuable upon the redemption of 36,759.8321 non-managing member units pledged to J.P. Morgan Trust Company, N.A., under the Security Agreement described below under “—Pledge of Non-Managing Member Units”.

(8)	Includes 453,173 shares of common stock that may be issuable upon the redemption of 226,586.6659 non-managing member units pledged to J.P. Morgan Trust Company, N.A., under the Security Agreement described below under “—Pledge of Non-Managing Member Units”.

(9)	Includes 66,242 shares of common stock that may be issuable upon the redemption of 33,121.1335 non-managing member units pledged to J.P. Morgan Trust Company, N.A., under the Security Agreement described below under “—Pledge of Non-Managing Member Units”. Does not include an aggregate of 70,197 shares of common stock that may be issuable upon the redemption of 35,098.7184 non-managing member units held by Mr. Klaritch’s brother, John Klaritch, as trustee under four irrevocable trusts established by Mr. Klaritch for the benefit of his four minor children, Erica Ann Klaritch, Thomas Michael Klaritch, Jr., Nicholas James Klaritch and Adam Joseph Klaritch. See footnotes 10 through 13 of this table.

(10)	All 17,549 shares may be issuable upon the redemption of 8,774.6796 non-managing member units held by Mr. Klaritch as trustee under an irrevocable trust established for the minor child of Mr. Klaritch’s brother, Thomas Klaritch, under which Mr. Klaritch, as trustee, has sole voting power with respect to the non-managing member units. See footnote 6 of this table. Includes 7,622 shares of common stock that may be issuable upon the redemption of 3,811.3124 non-managing member units pledged to J.P. Morgan Trust Company, N.A., under the Security Agreement described below under “—Pledge of Non-Managing Member Units”.

(11)	All 17,549 shares may be issuable upon the redemption of 8,774.6796 non-managing member units held by Mr. Klaritch as trustee under an irrevocable trust established for the minor child of Mr. Klaritch’s brother, Thomas Klaritch, under which Mr. Klaritch, as trustee, has sole voting power with respect to the non-managing member units. See footnote 6 of this table. Includes 7,622 shares of common stock that may be issuable upon the redemption of 3,811.3124 non-managing member units pledged to J.P. Morgan Trust Company, N.A., under the Security Agreement described below under “—Pledge of Non-Managing Member Units”.

(12)	All 17,549 shares may be issuable upon the redemption of 8,774.6796 non-managing member units held by Mr. Klaritch as trustee under an irrevocable trust established for the minor child of Mr. Klaritch’s brother, Thomas Klaritch, under which Mr. Klaritch, as trustee, has sole voting power with respect to the non-managing member units. See footnote 6 of this table. Includes 7,622 shares of common stock that may be issuable upon the redemption of 3,811.3124 non-managing member units pledged to J.P. Morgan Trust Company, N.A., under the Security Agreement described below under “—Pledge of Non-Managing Member Units”.

(13)	All 17,549 shares may be issuable upon the redemption of 8,774.6796 non-managing member units held by Mr. Klaritch as trustee under an irrevocable trust established for the minor child of Mr. Klaritch’s brother, Thomas Klaritch, under which Mr. Klaritch, as trustee, has sole voting power with respect to the non-managing member units. See footnote 6 of this table. Includes 7,622 shares of common stock that may be issuable upon the redemption of 3,811.3124 non-managing member units pledged to J.P. Morgan Trust Company, N.A., under the Security Agreement described below under “—Pledge of Non-Managing Member Units”.

(14)	Includes 39,231 shares of common stock that may be issuable upon the redemption of 19,615.8308 non-managing member units pledged to J.P. Morgan Trust Company, N.A., under the Security Agreement described below under “—Pledge of Non-Managing Member Units”.

(15)	Includes 19,111 shares of common stock that may be issuable upon the redemption of 9,555.8992 non-managing member units pledged to J.P. Morgan Trust Company, N.A., under the Security Agreement described below under “—Pledge of Non-Managing Member Units”.

(16)	Includes 18,725 shares of common stock that may be issuable upon the redemption of 9,362.5718 non-managing member units pledged to J.P. Morgan Trust Company, N.A., under the Security Agreement described below under “—Pledge of Non-Managing Member Units”.

(17)	Includes 38,472 shares of common stock that may be issuable upon the redemption of 19,236.0804 non-managing member units pledged to J.P. Morgan Trust Company, N.A., under the Security Agreement described below under “—Pledge of Non-Managing Member Units”.

(18)	Includes 42,255 shares of common stock that may be issuable upon the redemption of 21,127.9275 non-managing member units pledged to J.P. Morgan Trust Company, N.A., under the Security Agreement described below under “—Pledge of Non-Managing Member Units”.

(19)	Includes 15,231 shares of common stock that may be issuable upon the redemption of 7,615.7203 non-managing member units pledged to J.P. Morgan Trust Company, N.A., under the Security Agreement described below under “—Pledge of Non-Managing Member Units”.

The operating agreement provides that the selling holders may transfer their non-managing member units. Such transferees of the non-managing members’ units may also be selling holders under this prospectus. We will file one or more supplemental prospectuses pursuant to Rule 424 under the Securities Act to describe the required information regarding any additional selling holder. We will also file one or more supplemental prospectuses pursuant to Rule 424 under the Securities Act to describe any material arrangements for the distribution of the shares when such arrangements are entered into by the selling holders and any broker-dealers that participate in the distribution of shares of our common stock.

Pledge of Non-Managing Member Units

A number of the outstanding non-managing member units have been pledged to J.P. Morgan Trust Company, N.A., to secure certain indemnification obligations of the selling holders. The indemnification obligations, if any, may arise upon the breach of certain representations, warranties and covenants made by the selling holders in the October 1, 2003 contribution and purchase agreement by and among us, HCPI/Tennessee, LLC, certain of our affiliates, MedCap Properties, LLC and certain of its affiliates, the selling holders and the other parties listed on the signature pages thereto. This contribution agreement governs the contribution by MedCap Properties, LLC of certain property interests in exchange for non-managing member units in HCPI/Tennessee, LLC. Under a security agreement also dated October 1, 2003, HCPI/Tennessee, LLC deposited a specified portion of each selling holder’s non-managing member units in a collateral account maintained by J.P. Morgan Trust Company, N.A., the collateral agent under the security agreement. The number of non-managing member units pledged by each selling holder under the security agreement is set forth in the footnotes to the table in this “Selling Holders” section.

The security agreement and the contribution agreement provide that the non-managing member units pledged to and held by the collateral agent for the benefit of the selling holders may be foreclosed upon and disposed of in order to satisfy certain claims for indemnification made prior to April 1, 2005 by us or the other secured parties under the security agreement. Non-managing member units remaining in the collateral account maintained by the collateral agent on or after April 1, 2005 will be returned to the selling holders, and the applicable security interests released, to the extent that such remaining non-managing member units exceed outstanding indemnification claims. At any time in which non-managing member units are held by the collateral agent for the benefit of a selling holder, the selling holder may exercise its right to cause HCPI/Tennessee, LLC to redeem the non-managing member units held by the collateral agent; however, any cash or securities issued upon such redemption shall be retained by the collateral agent and shall remain subject to the lien and security interest granted under the security agreement.

PLAN OF DISTRIBUTION

This prospectus relates to:

(1) the possible issuance by us of the shares of our common stock if, and to the extent that, holders of non-managing member units tender such non-managing member units for redemption and we elect, in our discretion, to satisfy such redemption by issuing shares of our common stock; and

(2) the offer and sale from time to time of any shares that may be issued to holders of such non-managing member units.

We have registered the shares for sale to provide the holders of non-managing member units with freely tradable securities, but registration of the shares does not necessarily mean that any of the shares will be offered or sold by the holders of non-managing member units.

We will not receive any proceeds from the issuance of the shares of common stock to the selling holders or from the sale of the shares by the selling holders, but we have agreed to pay the following expenses, estimated to be $90,000, for the registration of the shares:

•	all registration and filing fees;

•	fees and expenses for complying with securities or blue sky laws, including reasonable fees and disbursements of counsel in connection with blue sky qualifications; and

•	the fees and expenses incurred in connection with listing our common stock on each securities exchange on which our similar securities issued are then listed.

We have no obligation to pay any underwriting fees, discounts or commissions attributable to the sale of our common stock. We also have no obligation to pay any out-of-pocket expenses of the selling holders, or the agents who manage their accounts, or any transfer taxes relating to the registration or sale of the common stock.

Shares of our common stock may be sold from time to time to purchasers directly by the selling holders. Alternatively, the selling holders may from time to time offer the shares through dealers or agents, who may receive compensation in the form of commissions from the selling holders and the purchasers of shares for whom they may act as agent. The sale of the shares by the selling holders may be effected from time to time in one or more negotiated transactions at negotiated prices or in transactions on any exchange or automated quotation system on which the securities may be listed or quoted. The selling holders and any dealers or agents that participate in the distribution of shares of our common stock may be deemed to be underwriters within the meaning of the Securities Act and any profit on the sale of shares of our common stock by them and any commissions received by any such dealers or agents might be deemed to be underwriting commissions under the Securities Act.

In connection with distribution of the shares of common stock covered by this prospectus:

•	the selling holders may enter into hedging transactions with broker-dealers,

•	the broker-dealers may engage in short sales of the common stock in the course of hedging the position they assume with the selling holders,

•	the selling holders may sell the common stock short and deliver the common stock to close out these short positions,

•	the selling holders may write non-traded options,

•	the selling holders may enter into option or other transactions with broker-dealers that involve the delivery of the shares to the broker-dealers, who may then resell or otherwise transfer the shares,

•	the selling holders may sell the shares pursuant to Rule 144 or another exemption from registration, and

•	the selling holders may also loan or pledge the shares to a broker-dealer and the broker-dealer may sell the shares so loaned or upon a default may sell or otherwise transfer the pledged shares.

Persons participating in the distribution of the shares of our common stock offered by this prospectus may engage in transactions that stabilize the price of our common stock. The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of common stock in the market and to the activities of the selling holders.

In order to comply with the securities laws of various states, the shares of our common stock will not be sold in a particular state unless the shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

LEGAL MATTERS

The validity of the shares of our common stock offered hereby will be passed upon for us by Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland. In addition, the description of material federal income tax consequences contained in this prospectus under the heading “United States Federal Income Tax Considerations” is based upon the opinion of Latham & Watkins LLP. In rendering this opinion, Latham & Watkins LLP will assume the accuracy of an opinion of Ballard Spahr Andrews & Ingersoll, LLP, as to certain matters of Maryland law.

EXPERTS

The consolidated financial statements of Health Care Property Investors, Inc. appearing in Health Care Property Investors, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

2,129,078 Shares

Health Care Property Investors, Inc.

Common Stock

PROSPECTUS

You should rely only on the information contained in this document or in documents that we have referred you to. We have not authorized anyone to provide you with information that is different.

This prospectus is not an offer to sell or a solicitation of an offer to buy any security other than the shares of common stock offered. This prospectus is not an offer to sell or a solicitation of an offer to buy securities to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation. You should not assume that the information contained in this prospectus is correct on any date after the date on the prospectus, even though this prospectus is delivered or shares are sold pursuant to this prospectus on a later date.

October 20, 2004